Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-195606

The information in this preliminary prospectus is not complete and may be changed.  This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these common shares and are not soliciting an offer to buy these common shares in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 30, 2015

PRELIMINARY PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated May 21, 2014

New Issue	June •, 2015

BALLARD POWER SYSTEMS INC.

US$•
• Common Shares

Ballard Power Systems Inc. (“Ballard”, the “Company”, “we” or “us”) is hereby offering • common shares (the “Offered Shares”) at a price of $• per Offered Share (the “Offering Price”).  See “Description of the Securities Distributed”. The offering is made in the United States under a registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”). The Offered Shares are being offered in the United States by Cowen and Company, LLC, as lead underwriter (the “Underwriters”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated June •, 2015 between the Company and the Underwriters, as more fully described in the section entitled “Underwriting” in this prospectus supplement (the “Prospectus Supplement”).  The Company has granted the Underwriters a 30-day option to purchase up to • Additional Shares (as defined below).  The outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “BLD” and on the NASDAQ Global Market (“NASDAQ”) under the symbol “BLDP”. The Company has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX and NASDAQ.  Listing of the Offered Shares will be subject to the Company fulfilling all of the requirements of the TSX and NASDAQ, respectively.  On June 29, 2015, the closing sale price of the Common Shares on the TSX and NASDAQ was CDN$2.63 and US$2.14 per share, respectively.

Investing in the Offered Shares involves significant risks.  You should carefully read the “Risk Factors” section beginning on page S-7 of this Prospectus Supplement, in the accompanying short form base shelf prospectus dated May 21, 2014 (the “Prospectus”) beginning on page 4, and in the documents incorporated by reference therein and herein.

Sole Book-Running Manager

COWEN AND COMPANY

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences.  This Prospectus Supplement and the accompanying Prospectus may not describe fully all of the tax consequences that are relevant to you, given your particular circumstances.  You should read the tax discussion contained in this Prospectus Supplement and the accompanying Prospectus and consult your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that the Underwriters or some or all of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

Price: $• Per Offered Share

	Price to Public		Underwriters’ Commission (1)		Net Proceeds to the Company (2)
Per Offered Share(3)	$	•	$	•	$	•
Total	$	•	$	•	$	•

(1)         The Underwriters will receive a commission of $• per Offered Share (the “Underwriters’ Commission”) for the sale of the Offered Shares to the public, representing [•]% of the gross proceeds of the offering. Assuming no exercise of the Underwriters’ option the aggregate Underwriters’ Commission will be $•.  See “Underwriting”.

(2)            After deducting the Underwriters’ Commission, but before deducting the expenses of the offering, which are estimated at $•.  See “Underwriting”.

(3)            The Company has granted the Underwriters an option, exercisable for 30 days from the date of the closing of the offering, to purchase up to an additional • Common Shares (the “Additional Shares”), solely to cover over-allotments, if any. If the Underwriters’ option is exercised in full to purchase • Additional Shares, the total price to the public, Underwriters Commission and net proceeds before expenses to the Company with respect to the offering will be $•, $• and $• respectively. This Prospectus Supplement and the accompanying Prospectus also qualify the distribution of the Underwriters’ option and any Additional Shares. See “Underwriting”.  Unless the context otherwise requires, references to “Offered Shares” in this Prospectus Supplement include any “Additional Shares” sold pursuant to the offering.

Underwriter Position	Maximum Size	Exercise Period	Acquisition Price
Underwriters’ option	Up to • Common Shares	Exercisable at the sole discretion of the Underwriters at any time up to 30 days after closing of the offering	$• per Offered Share

A purchaser who acquires Additional Shares acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Underwriters’ option or secondary market purchases.

The Underwriters, as principal, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company, and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Underwriting” and subject to the passing upon of certain legal matters on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriters by Proskauer Rose LLP with respect to U.S. legal matters.

The Underwriters may, in connection with this offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels which might not prevail in the open market. Such transactions, if commenced, may be discontinued at any time.  See “Underwriting”.  The Underwriters initially propose to offer the Offered Shares directly to the public at the public offering price listed on the cover page of this Prospectus Supplement. After the initial offering of the Offered Shares, the offering price and other selling terms may from time to time be varied by the Underwriters.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  One or more book entry-only certificates representing the Offered Shares will be issued in registered form to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the date of the closing of the offering.  DTC will record participants who hold the Offered Shares on behalf of owners who have purchased or transferred the Offered Shares in accordance with the book entry-only system of DTC.  A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer who is a DTC participant from or through whom the Offered Shares are purchased. Closing of the offering is expected to occur on or about July •, 2015, or such other date as may be agreed upon but not later than July •, 2015.

NEITHER THE SEC, ANY SECURITIES REGULATOR OF ANY STATE OF THE UNITED STATES NOR ANY CANADIAN REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL, COMPLETE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

ii

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars.  References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The Company’s registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, and the Company’s principal executive and head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8.

iii

Prospectus Supplement

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Prospectus.  The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares.  This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this offering.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus.  If the description of the Offered Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.  Neither the Company nor the Underwriters have authorized anyone to provide investors with different or additional information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it.  The Company is not, and the Underwriters are not, making an offer of the Offered Shares in any jurisdiction where the offer is not permitted by law.  You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears.  Our business, financial condition, results of operations and prospects may have changed since those dates.  Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference herein and therein.  To the extent that any statement made in this Prospectus Supplement differs from those in the accompanying Prospectus, the statements made in the accompanying Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”).  All statements, other than statements of historical fact, are forward-looking statements.  When used in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

•                              our ability to develop commercially viable fuel cell products on the timetable we anticipate, or at all;

•                              our ability to achieve, sustain and increase profitability;

•                              demand and market acceptance for our products;

•                              our limited experience manufacturing fuel cell products on a commercial basis;

•                              warranty claims may negatively impact our gross margins and financial performance;

•                              our ability to successfully execute our business plan;

•                              our dependence on a single customer in certain of our markets including our engineering services market and materials handling market;

•                              the impact of global economic conditions on our business and our key suppliers and customers;

•                              our ability to predict future revenues or results of operations;

•                              the expansion of our business through acquisitions;

•                              the risks inherent in international operations;

•                              the impact of exchange rate fluctuations on our business, operating results, financial condition and profitability;

•                              commodity price fluctuations, and in particular, the price of platinum, are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

•                              our dependence on system integrators and original equipment manufacturers (“OEMs”);

•                              ongoing relationships between us and third party suppliers and our dependence on them for the supply of key materials and components for our products and services;

•                              our ability to compete with our competitors and their technologies;

•                              our ability to attract and retain qualified personnel;

•                              the effect of public policy and regulatory changes on the market for our products;

•                              our ability to protect, expand and exploit our intellectual property;

•                              our compliance with increasingly stringent environmental laws and regulations including liability for environmental damages resulting from our research and development or manufacturing operations;

•                              the potential exposure of our products to product liability claims including the use of flammable fuels in our products, some of which generate high voltages;

•                              our ability to complete the merger with Protonex Technology Corporation (“Protonex”);

•                              our ability to manage our growth, integrate the merger with Protonex and achieve expected synergies and benefits from the merger with Protonex;

•                              our use of the net proceeds of the offering; and

•                              our ability to complete this offering.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

•                              our ability to generate new sales;

•                              our ability to produce, deliver and sell the expected product volumes at the expected prices;

•                              our ability to control costs;

•                              market demand for our products;

•                              the successful execution of our business plan;

•                              achievement of current timetables for product development programs and sales;

•                              the availability and cost of raw materials, labour and supplies;

•                              the availability of additional capital; and

•                              general economic and financial market conditions.

Although we believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect our current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, including, but not limited to:

•                              the condition of the global economy;

•                              the rate of mass adoption of our products;

•                              changes in product pricing;

•                              risks relating to our proposed merger with Protonex and our ability to realize the anticipated benefits of the merger with Protonex;

•                              our ability to successfully integrate Protonex’s business;

•                              changes in our customers’ requirements, the competitive environment and related market conditions;

•                              product development delays;

•                              changes in the availability or price of raw materials, labour and supplies;

•                              our ability to attract and retain business partners, suppliers, employees and customers;

•                              changing environmental regulations;

•                              we expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

•                              potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

•                              we are subject to risks inherent in international operations;

•                              our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements;

•                              our ability to protect our intellectual property;

•                              the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and

•                              those risks discussed in this Prospectus Supplement and in the Prospectus under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although Ballard has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus Supplement are reported in United States dollars.  The Company transitioned to IFRS effective January 1, 2010 and the Company’s financial statements as incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS.

References in this Prospectus Supplement to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

		Fiscal Year Ended December 31
	January 1 to May 31, 2015	2014	2013
Rate at the end of period	0.8022	0.8620	0.9402
Average rate during period	0.8096	0.9054	0.9710
Highest rate during period	0.8527	0.9422	1.0164
Lowest rate during period	0.7811	0.8589	0.9348

On June 29, 2015, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was CDN$1.00 = US$0.8070.

THE COMPANY

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the provision of technology solutions including Engineering Services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with Ballard’s proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is a two-pronged approach to build shareholder value through the sale and service of power products and the delivery of technology solutions.

(1)               In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and clean energy power products that reduce customer costs and risks.

(2)               Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell programs by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply.

To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on bolstering our cash reserves in addition to continued efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue bearing technology solutions projects.

Prospective purchasers of the Offered Shares should read the description of the Company and its business under the heading “The Company” in the Prospectus.

RECENT DEVELOPMENTS

Merger with Protonex

On June 29, 2015, Ballard entered into an agreement and plan of merger (the “Merger Agreement”) with BPC SubCo Inc., a Delaware corporation and wholly-owned subsidiary of Ballard (“Merger Sub”), Protonex and Edward J. Stewart, as stockholder representative, pursuant to which Merger Sub will merge with and into Protonex, with Protonex surviving as a wholly-owned subsidiary of Ballard, and Ballard will issue Common Shares to the stockholders of Protonex in exchange for all issued and outstanding shares of Protonex common stock (the “Merger”). The Merger is expected to close in the third calendar quarter of 2015. However, it is possible that factors outside of our control could cause the Merger to be completed at a later time or not at all.

At the effective time of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, all of the shares of Protonex common stock (the “Protonex Shares”) outstanding immediately prior to the effective time, other than Protonex Shares held by stockholders that exercise appraisal rights under applicable law, will be converted into the right to receive approximately 11,214,912 Common Shares in the aggregate (including approximately 6,287,327 Common Shares to be deposited into escrow). The actual number of Common Shares issued by Ballard will depend on the number of options and warrants to purchase Protonex Shares that are exercised prior to the effective time of the Merger and Protonex’s net debt and transaction expenses at the time of closing.

In accordance with the Merger Agreement and Protonex’s equity compensation plans, holders of options to purchase Protonex Shares must exercise such options by the fifth business day prior to the special meeting of Protonex stockholders to approve the Merger, or their options will be cancelled on that date.  In addition, under the Merger Agreement, Protonex has agreed to cause all outstanding warrants to purchase Protonex Shares to be exercised or terminated prior to the effective time of the Merger.  Ballard will not assume any Protonex options, warrants or other derivative securities in connection with the Merger, and Protonex securityholders will receive no consideration in the Merger in exchange for such securities.  Any Protonex options or warrants duly exercised for Protonex Shares prior to the effective time of the Merger will entitle such Protonex securityholders to consideration for their Protonex Shares held at the effective time of the Merger.

The board of directors of Protonex (the “Protonex Board”) has unanimously determined that the Merger is advisable and in the best interests of Protonex and its stockholders.

Under applicable Canadian securities laws, once completed, the Merger will be considered a “significant acquisition” for Ballard. Historical financial statements of Protonex and unaudited pro forma condensed consolidated financial statements of Ballard are included as Appendix F-1 to this Prospectus Supplement.

Further details of the process to implement the Merger can be found in the Merger Agreement, a copy of which has been filed by Ballard with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Approval by Protonex Stockholders

The Merger must be approved by the holders of at least a majority of the outstanding Protonex Shares.  Ballard has entered into support agreements (“Support Agreements”) with certain Protonex stockholders holding approximately 56% of the outstanding Protonex Shares under which such persons have agreed to vote their Protonex Shares in favor of the Merger.

Conditions to the Merger

In addition to the approval of the Protonex stockholders described above, completion of the Merger is also subject to customary conditions including, among other things:

•                  the expiry of waiting periods or approvals from the Directorate of Defense Trade Controls of the U.S. State Department and under any applicable foreign investment, anti-trust, competition or merger control laws;

•                  the listing of the Common Shares to be issued by Ballard to the Protonex stockholders on the NASDAQ and the TSX and the completion, filing and approval by the SEC of a Form F-4 permitting the distribution to the Protonex stockholders of the Common Shares; and

•                  the holders of not more than 5% of the outstanding Protonex Shares dissenting from the Merger.

Ballard expects to complete the Merger after all of the conditions to the Merger in the Merger Agreement are satisfied or waived, including after the receipt of approval of the Merger at the special meeting of Protonex stockholders and the receipt of any required regulatory approvals.

Covenants

Pending completion of the Merger, Protonex has agreed to carry on business in the ordinary course, to seek all required consents and approvals to complete the Merger and to not solicit alternative transactions.  If the Protonex Board determines that its failure to consider an unsolicited alternative transaction to the Merger would be a breach of its fiduciary duties, then, subject to a matching right in Ballard’s favour and payment to Ballard of a break fee of US$1,500,000 plus Ballard’s fees and expenses, the Protonex Board may terminate the Merger Agreement and abandon the Merger.

Support Agreements

Upon completion of the Merger, those stockholders of Protonex who have entered into Support Agreements have agreed to restrictions on their ability to dispose of the Common Shares received by them, such that they cannot sell, transfer or otherwise dispose of any of the Common Shares they receive under the Merger for a period of 6 months following completion of the Merger and can only sell one-half of the Common Shares they receive under the Merger in the following 6 months period, with all such restrictions terminating 12 months following completion of the Merger.

About Protonex

Protonex is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.  Protonex has developed several products designed for end-users in military, commercial and consumer markets that are currently underserved by batteries and small generators.  Products are also being developed for OEM customers looking to integrate high-performance fuel cell power into their products and applications.

Founded in 2000, Protonex is located in Southborough, Massachusetts and has 53 employees, as well as technical expertise and an expanding intellectual property portfolio of approximately 85 patents issued and pending that covers power management solutions, PEM, SOFC and fuel reformer technologies.  It has contracts with the US military and government agencies, and has established formal strategic partnerships with Parker Hannifin, Northrop Grumman, Cummins and Raytheon.  Protonex is well positioned to deliver high-performance, low-cost products to military, commercial and consumer customers.

Ballard and Protonex after the Merger

At the closing of the Merger, Merger Sub will merge with and into Protonex, so that Protonex, as the surviving corporation, will become a wholly-owned subsidiary of Ballard. After completion of the Merger, Ballard expects to continue to operate Protonex in a manner consistent with historical practice. While Ballard will oversee Protonex’s operations and consolidate its results, Ballard has no plans to change Protonex’s management team or operations.

In the interim, prior to the completion of the Merger, Ballard anticipates its second quarter 2015 revenue to be in the range of $10.6 million to $11.5 million, and gross margins to be lower than the previous quarter. Ballard estimates that cash reserves will be between $38.0 million and $40.0 million at the end of the second quarter.

RISK FACTORS

An investment in the Offered Shares is speculative and involves a high degree of risk due to the nature of the Company’s business. In addition to the offering-specific risk factors set out below and other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference herein and therein, prospective purchasers of the Offered Shares should read the discussion of certain risks affecting the Company in connection with its business that is provided under the heading “Risk Factors” in the Prospectus as well as the risk factors described in the documents incorporated by reference herein and therein.

The risks described in this Prospectus Supplement and in the documents incorporated by reference herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.  The Company’s failure to successfully address the risks and uncertainties described in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein, and any additional risks, could have a material adverse effect on its business, financial condition and/or results of operations, and the trading price of the Common Shares may decline and investors may lose all or part of their investment. Ballard cannot assure you that it will successfully address these risks.

Risks Related to the Offering

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Offered Shares.

Use of Proceeds

The Company currently intends to use the net proceeds received from this offering as described under “Use of Proceeds”.  However, management will have discretion in the actual application of the net proceeds, and may elect to use net proceeds differently from that described under “Use of Proceeds” if management believes it would be in the Company’s best interests to do so.  Shareholders of the Company may not agree with the manner in which management chooses to allocate and spend the net proceeds.  The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

Dilution

You will suffer substantial dilution in the net tangible book value of the Common Shares you purchase in this offering because the price per common share of the Offered Shares is substantially higher than the book value per share of the Company’s Common Shares. Based on an offering price of $• per Offered Share, if you purchase Offered Shares in this offering, assuming the sale of • Offered Shares (assuming no exercise of the Underwriters’ option to purchase Additional Shares or issuance of any Common Shares in connection with the Merger), you will suffer immediate and substantial dilution of $• per common share in the net tangible book value of the Common Shares.  If the Underwriters’ option to purchase Additional Shares is exercised (assuming no issuance of any Common Shares in connection with the Merger), you will suffer immediate and substantial dilution of $• per common share in the net tangible book value of the Common Shares.

The market for Common Shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of the Common Shares has ranged from a high of CDN$4.76 and a low of CDN$1.77 and a high of US$4.38 and a low of US$1.46 during the twelve month period ended May 31, 2015, as quoted on the TSX and NASDAQ, respectively.  The Company cannot assure you that the market price of the Common Shares will not significantly fluctuate from its current level. In addition to general economic, political and market conditions, the price and trading volume of the Common Shares could fluctuate widely in response to many factors, including:

•                  governmental approvals, delays in expected governmental approvals or withdrawals of any prior governmental approvals or public or regulatory agency concerns regarding the safety or effectiveness of the Company’s products;

•                  changes in Canadian or the United States or other foreign regulatory policy during the period of product development;

•                  changes in Canadian, the United States or foreign political environment and the passage of laws, including tax, environmental or other laws, affecting the product development business;

•                  developments in patent or other proprietary rights, including any third party challenges of the Company’s intellectual property rights;

•                  announcements of technological innovations by the Company or its competitors;

•                  actual or anticipated variations in the Company’s operating results due to the level of development expenses and other factors;

•                  changes in financial estimates by securities analysts and whether the Company’s earnings meet or exceed the estimates; and

•                  conditions and trends in energy and other industries.

In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of the Common Shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

No Dividends

The Company has never declared or paid cash dividends on the Common Shares. The Company currently intends to retain future earnings to finance the operation, development and expansion of our business. The Company does not anticipate paying cash dividends on the Common Shares, including the Offered Shares, in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Company’s board of directors and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of the Offered Shares appreciates.

Potential Fluctuations in Financial Results Make Financial Forecasting Difficult

The Company’s revenues, cash flows and other operating results can vary from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors, unanticipated changes in contractual arrangements and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products and the Company’s licensing and sales contracts with third parties, the Company cannot accurately predict its future revenues, cash flows or results of operations. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Company’s shares may be materially and adversely affected.

Risks Related to the Merger

A variety of factors, including those risk factors set forth in this Prospectus Supplement and the documents incorporated by reference herein, may adversely affect the ability to achieve the anticipated benefits of the Merger.

Even if the Merger is completed, we may not be able to fully realize all of the projected synergies and anticipated benefits of the Merger.

The success of the Merger will depend on, among other things, the ability to realize anticipated revenue and cost savings, enhance the combined company’s global reach and to combine Ballard’s business with Protonex in a manner that potentially creates opportunities through strategic relationships, that does not materially disrupt existing relationships or otherwise result in decreased productivity and that allows Ballard to capitalize on the capabilities of the combined company. If these objectives are not achieved, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected.

The combined company may not realize projected revenue gains, cost savings and synergies in connection with the Merger on the timetable contemplated, if at all. In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual revenue and cost synergies, if achieved at all, may not be achieved at the levels expected and may take longer than anticipated. If these challenges are not adequately addressed, Ballard may be unable to realize the anticipated benefits of the integration of the two companies. An inability to realize the full extent of, or any of, the anticipated benefits of the Merger, as well as any delays encountered in the integration process, could have a material adverse effect on Ballard’s business and results of operations, which may affect the value of the Common Shares.

We may not realize the operating and financial benefits we expect from the Merger.

The post-acquisition integration of Ballard and Protonex may be complex, time-consuming and expensive, and may disrupt the day-to-day management and operation of our respective businesses. Both Ballard and Protonex have operated and, until the completion of the Merger, will continue to operate independently. It is possible that the integration process could result in the disruption of Ballard’s or Protonex’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that could adversely affect the ability of Ballard to maintain relationships with third parties and employees or to achieve the anticipated benefits of the Merger. After the Merger, Ballard may need to overcome significant challenges in order to realize any benefits or synergies from the Merger. These challenges include the timely, efficient, and successful completion of a number of post-acquisition events, including the following:

•                  integrating the operations and technologies of the companies;

•                  implementing disclosure controls, internal controls and financial reporting systems to comply with applicable securities laws and stock exchange rules;

•                  retaining and assimilating the key personnel of each company;

•                  resolving possible inconsistencies in operating and product standards, internal controls, procedures and policies, business cultures, corporate governance and reporting practices and compensation methodologies between the companies;

•                  retaining existing vendors and customers of the companies and attracting additional customers;

•                  retaining strategic partners of each company and attracting new strategic partners; and

•                  creating uniform business standards, procedures, policies, and information systems.

The execution of these post-acquisition integration events involve considerable risks and may not be successfully implemented, or if implemented, on a timely basis. These risks include the following:

•                  potential disruption of ongoing business operations and distraction of the management of Ballard;

•                  potential strain on financial and managerial controls and reporting systems and procedures of Ballard;

•                  unanticipated expenses and potential delays related to integration of the operations, technology, and other resources of the companies;

•                  potential impairment of relationships with employees, suppliers, and customers as a result of the inclusion and integration of management personnel; and

•                  potential unknown liabilities associated with the Merger and the combined operations.

Ballard may not succeed in mitigating these risks or any other problems encountered in connection with the Merger.

Failure to complete, or a delay in completing, the Merger could adversely affect Ballard’s future business and operations.

The Merger is subject to the satisfaction, or, in certain circumstances, waiver, of various closing conditions, including obtaining the approval by Protonex’s stockholders and certain other conditions that are outside the control of Ballard and Protonex that may prevent, delay or otherwise materially adversely affect its completion. See “Recent Developments —Conditions to the Merger”. Ballard cannot assure you whether or when these conditions will be satisfied or waived, or whether the Merger will be successfully completed. Any delay in completing the Merger could cause the combined company not to realize some or all of the synergies and other benefits that Ballard expects to achieve if the Merger is successfully completed within its expected time frame.

In the event that the Merger is not completed:

•                  Ballard would not realize any potential benefits of the Merger, including anticipated revenue and cost synergies;

•                  Ballard’s management’s attention from day-to-day business may be diverted, Ballard may lose key employees, and Ballard’s relationships with its customers and partners may be disrupted as a result of uncertainties with regard to each company’s business and prospects;

•                  the business relationship between Ballard and Protonex may be adversely impacted;

•                  under certain circumstances, Ballard may be required to pay Protonex a termination fee; and

•                  Ballard will incur and must pay significant costs and expenses related to the Merger, such as legal, accounting and advisory fees.

Any such events could adversely affect Ballard’s business and operating results.  If closing of the Merger does not take place as contemplated, we could suffer adverse consequences, including the loss of investor confidence.  The discovery or quantification of any material liabilities could have a material adverse effect on our business, financial condition or future prospects.

Ballard’s business could suffer due to the announcement, pendency and consummation of the Merger.

The announcement, pendency and consummation of the Merger may have a negative impact on Ballard’s ability to sell their respective products and services, attract and retain key management, technical, sales, or other personnel, maintain and attract new customers, and maintain strategic relationships with third parties. For example, Ballard may experience the deferral, cancellation or a decline in the size or rate of orders for its products or services or a deterioration in customer relationships. If this were to occur, Ballard’s revenues could decline materially or any anticipated increases in revenue due to potential synergies or otherwise could be lower than expected. Also, speculation regarding the likelihood of the closing of the Merger could increase the volatility of the price of the Common Shares. Any such events could harm Ballard’s operating results and financial condition.

The price of the Common Shares may fluctuate and the purchase price payable in the Merger will not be adjusted for any changes in the price of the Common Shares.

The consideration payable in connection with the Merger will be paid through the issuance to the Protonex stockholders of Common Shares. Under the Merger Agreement, other than as a result of reclassifications, stock splits, stock dividends and similar changes effected by Ballard, the number of Common Shares to be issued will not be adjusted even if the market price of the Common Shares fluctuates between the date of the Merger Agreement and the closing date of the Merger. The market price of the Common Shares at the closing of the Merger will likely vary from the market price at the date of this Prospectus Supplement and at the date of the Protonex special meeting of stockholders. Stock price changes may result from a variety of factors that are beyond the control of Ballard or Protonex, including:

•                  market reaction to the announcement and pendency of the Merger and market assessment of the merits and risks of the Merger and the likelihood of the Merger being consummated;

•                  changes in the respective businesses, operations, or prospects of Ballard’s or Protonex’s business;

•                  governmental or litigation developments or regulatory considerations affecting the fuel cell industry or other aspects of Ballard’s or Protonex’s businesses;

•                  general business, market, industry or economic conditions; and

•                  other factors beyond the control of Ballard or Protonex, including those described elsewhere in this “Risk Factors” section or in the documents incorporated by reference herein.

Neither party is permitted to “walk away” from the Merger nor is Protonex permitted to re-solicit the vote of its stockholders solely because of changes in the market price, and, therefore, the value, of the Common Shares through the closing date of the Merger. Any reduction in the price of the Common Shares would result in Protonex stockholders receiving less value in the Merger.  Conversely, any increase in the price of the Common Shares would potentially result in Protonex stockholders receiving greater value in the Merger. The specific dollar value per share of the Common Shares that Protonex’s stockholders would receive upon completion of the Merger will depend on, among other things, the market value of the Common Shares at that time, the number of Protonex Shares then issued and outstanding and other factors discussed in this Prospectus Supplement.

The Merger is expected to result in an ownership change for Protonex and may result in an ownership change for Ballard under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), substantially limiting the use of the net operating loss, referred to as “NOL,” carryforwards and other tax attributes of Protonex and possibly of Ballard’s U.S. subsidiaries to offset future taxable income of the combined company.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” within the meaning of Section 382 of the Code is subject to limitations on the utilization of net operating loss carryforwards, which we refer to as NOL carryforwards, generated prior to such ownership change to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders lowest percentage ownership during the testing period (which is generally three years). If an ownership change occurs, Section 382 imposes an annual limitation on the amount of income against which pre-ownership change NOL carryforwards may be offset generally equal to the value of the stock of the corporation immediately prior to the ownership change, multiplied by the adjusted federal tax-exempt rate set by the IRS.

The Merger is expected to result in an ownership change for Protonex and may result in an ownership change for Ballard under Section 382 of the Code, potentially limiting the use of the NOL carryforwards of Protonex and Ballard’s U.S. subsidiaries to offset future taxable income of the combined company for both federal and state income tax purposes. Whether the Merger results in an ownership change for Ballard and its U.S. subsidiaries depends on other past and future changes in stock ownership. Moreover, the utilization of the combined company’s NOL carryforwards depends on the timing and amount of taxable income earned in the future, which neither Protonex nor Ballard is able to predict. These tax attributes are subject to expiration at various times in the future to the extent that they have not been applied to offset the taxable income of the combined company. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of the combined company and could limit the benefits of NOL carryforwards for the business, financial condition or results of operations of the combined company.

The Merger could cause Ballard or Protonex to lose key personnel, which could materially adversely affect Ballard’s business and require Ballard to incur substantial costs to recruit replacements for lost personnel.

As a result of the Merger, Ballard’s current and prospective employees and Protonex’s employees could experience uncertainty about their future roles within the combined company. This uncertainty may adversely affect their ability or willingness to continue with Ballard, and the ability of Ballard to attract and retain key management, sales, marketing, and technical personnel. Any failure to retain and attract key personnel could have a material adverse effect on Ballard’s and Protonex’s current businesses and the business of Ballard after the completion of the Merger.

Ballard expects to incur significant costs as a result of the integration of its operations with Protonex.

There are inconsistencies in standards, controls, accounting principles, procedures and policies, business cultures, and compensation structures between Ballard and Protonex. The integration of Ballard’s operations and the operations of Protonex and reconciling the inconsistencies in the standards, controls, accounting principles, procedures and policies, business cultures, and compensation structures between Ballard and Protonex may result in additional costs for Ballard. There are no assurances that such inconsistencies can be reconciled seamlessly or at all. The failure to reconcile such inconsistencies may lessen the anticipated benefits of the Merger.

There is no certainty, nor can we provide any assurance, that certain conditions to the Merger will be satisfied or, if satisfied, when they will be satisfied or whether they will be satisfied upon favourable conditions.

The completion of the Merger is subject to a number of conditions precedent, certain of which are outside our control, including, among other things, the effectiveness of our registration statement on Form F-4 to be filed with the U.S. Securities and Exchange Commission, approval of the Protonex stockholders and the approvals of the TSX and NASDAQ.  We have entered into Support Agreements with certain Protonex stockholders holding approximately 56% of the outstanding Protonex Shares whereby they have agreed to vote their Protonex Shares in favor of the Merger. However, we are not able to mitigate all such risks, and we cannot provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have a material adverse effect on our ability to complete the Merger and on our business, financial condition and results of operations.

The unaudited pro forma condensed combined financial statements included in this Prospectus Supplement are presented for illustrative purposes only and the actual financial condition and results of operations after the Merger may differ materially.

The future results of the combined company may be materially different from those shown in the unaudited pro forma condensed combined financial statements presented in this Prospectus Supplement, which show only a combination of the historical results of Ballard and Protonex. Ballard expects to incur significant costs associated with the completion of the Merger and combining the operations of the two companies, the exact magnitude of which are not yet known. In addition, these costs may decrease the capital that the combined company could use for revenue-generating investments in the future. Furthermore, there are a number of uncertainties relating to the businesses of both Ballard and Protonex, and the potential growth, expected financial results, perceived synergies and anticipated opportunities may not be realized through the completion of the Merger. Accordingly, investors should not place too much reliance on the unaudited pro forma condensed consolidated financial statements included herein.

USE OF PROCEEDS

The estimated net proceeds to the Company from the offering, after payment of the Underwriters’ Commission (estimated to be $•) and after deducting other expenses of the offering (estimated to be $•), will be $•, assuming that the over-allotment option granted to the Underwriters is not exercised. If the over-allotment option is exercised in full, our additional net proceeds will be approximately $•.

The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital requirements, market creation activities, general and administrative expenses and supply chain development, all with the purpose of furthering our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on fuel cell development.

The Company incurred significant operating losses and negative operating cash flow for the year ended December 31, 2014.  The Company expects to use the net proceeds from the offering in pursuit of its ongoing general business objectives. To that end, a substantial portion of the net proceeds from the offering are expected to be allocated to working capital requirements and to the continuing development and marketing of the Company’s proprietary technologies and core products. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the offering and/or its existing working capital to fund such negative cash flow. See “Risk Factors” in the Prospectus.

The net proceeds of the offering may also be used by the Company to fund future acquisitions or investments in complementary businesses, products or technologies. The Company regularly reviews acquisition and investment opportunities in the ordinary course of business, but currently does not have any commitments regarding any acquisitions or investments.

Although the Company intends to use the net proceeds from this offering for the purposes set forth above, the Company retains broad discretion over the use of such net proceeds.

UNDERWRITING

The Company and the Underwriters for the offering named below have entered into the Underwriting Agreement with respect to the Offered Shares.  Subject to the terms and conditions of the Underwriting Agreement, each Underwriter has severally agreed to purchase from the Company the number of Offered Shares at the public offering price, less the Underwriters’ Commission, as set forth on the cover page of this Prospectus Supplement set forth opposite its name below.  Cowen and Company, LLC is the representative of the Underwriters.

Name	Number of Offered Shares
Cowen and Company, LLC	•
Total

The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters have agreed, severally and not jointly, to purchase all of the Offered Shares sold under the Underwriting Agreement if any of these Offered Shares are purchased, other than those shares covered by the Underwriters’ option described below.  The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain customary events, including certain specified material adverse changes in the Company and disruptions in the financial markets generally.

The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement. The Company and the Underwriters have also agreed to contribute to payments that the other party may be required to make in respect of such liabilities.

The Underwriters are offering the Offered Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the Underwriting Agreement.  The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The offering is being made in the United States pursuant to the multi-jurisdictional disclosure system.  The Offered Shares are being offered in the United States by Cowen and Company, LLC.

The Underwriters have an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to • Additional Shares at a price of $• per Additional Share, solely to cover over-allotments, if any. To the extent the Underwriters’ option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the Additional Shares as the number listed next to the Underwriter’s name in the preceding table bears to the total number of Offered Shares listed in the preceding table.  In respect of the Underwriters’ option, the Company will pay to the Underwriters a fee equal to [•]% of the gross proceeds realized through the exercise of such option.

The Underwriters initially propose to offer the Offered Shares directly to the public at the public offering price listed on the cover page of this Prospectus Supplement. After the initial offering of the Offered Shares, the offering price and other selling terms may from time to time be varied by the Underwriters.

Commissions and Discounts

The following table summarizes the public offering price, underwriting discounts and commission and proceeds before expenses to the Company:

Total Offering
	Per Offered Share		No Exercise		Full Exercise
Public offering price	$	•	$	•	$	•
Underwriters’ Commission	$	•	$	•	$	•
Proceeds, before expenses, to the Company	$	•	$	•	$	•

The expenses of the offering, not including the underwriting discounts and commissions, payable by the Company are estimated to be $• which includes approximately $• that the Company has agreed to reimburse the Underwriters for legal fees incurred in connection with this offering.

No Sales of Similar Securities

The Company and each of its directors and executive officers, subject to certain customary exceptions in the case of the Company, have agreed with the Underwriters not to dispose of any Common Shares of common stock or securities convertible into or exercisable or exchangeable for Common Shares for, sixty (60) days after the date of this Prospectus Supplement without first obtaining the written consent of the Underwriters. The exceptions to the lock-up for the Company are: (a) the Company’s sale of Offered Shares in this offering; (b) the issuance by the Company of Common Shares as consideration in connection with the Merger or Common Shares or securities convertible into or exercisable or exchangeable for Common Shares to a strategic investor or in connection with the establishment of a joint venture or similar strategic relationship by the Company in an amount not to exceed $10 million in the aggregate, in each case, on an arm’s-length basis with an unaffiliated third party; provided that any Common Shares or securities convertible or exchangeable for Common Shares so issued shall remain subject to the restrictions in the lock-up agreement and any recipient shall sign and deliver a lock-up agreement substantially in the form delivered by the Company for the balance of the lock-up period, and (c)  the issuance of restricted share units, deferred share units or options to acquire Common Shares pursuant to the Company’s Consolidated Share Option Plan effective as of June 2, 2009, Consolidated Share Distribution Plan effective as of June 2, 2009, Market Purchase RSU Plan, effective as of March 23, 2009 and the issuance of Common Shares pursuant to the valid exercises, redemptions or conversion of restricted share units, deferred share units, options or warrants outstanding on the date hereof.  The “lock-up” period of sixty (60) days during which the Company and its directors and executive officers are restricted from engaging in transactions in the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares is subject to extension such that, in the event that either (i) during the last seventeen (17) days of the “lock-up” period, the Company issues an earnings release or discloses material news or a material event relating to the Company occurs, or (ii) prior to the expiration of the “lock-up” period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the eighteen (18) -day period beginning on the issuance of the earnings release or the disclosure of the material news or occurrence of the material event, as applicable.

Price Stabilization and Short Positions

Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares.  The foregoing restriction is subject to certain exceptions for bids or purchases made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, including, (a) market stabilization or market balancing activities on the TSX where the bid for or purchase of securities is for the purpose of maintaining a fair and orderly market in the securities, subject to price limitations applicable to such bids or purchases, (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriters, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period.

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares.  However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

In order to facilitate the offering of the Offered Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Common Shares. Specifically, the Underwriters may sell more Offered Shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. The Underwriters must close out any short position by purchasing Common Shares in the open market. A short position may be created if the Underwriters are concerned that there may be downward pressure on the price of Common Shares in the open market after pricing that could adversely affect investors who purchased Offered Shares in this offering. As an additional means of facilitating this offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of Common Shares. These activities may raise or maintain the market price of Common Shares above independent market levels or prevent or slow a decline in the market price of Common Shares. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. The Underwriters may also elect to reduce any short position by exercising all or part of the Underwriters’ option to buy up to • Additional Shares described above.

This Prospectus Supplement in electronic format may be made available on websites maintained by the Underwriters. The Underwriters may agree to allocate a number of Offered Shares to other underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Underwriters on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no Common Shares may be offered or sold to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that Common Shares, with effect from and including the Relevant Implementation Date, may be offered to the public in that Relevant Member State at any time:

(a) to persons or entities that are “qualified investors” as defined in the Prospectus Directive,

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted under the Prospectus Directive, or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offering of Common Shares shall result in a requirement for the publication by the Company or the Underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive or a requirement to supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an offer “to the public” in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 Amending Directive” means Directive 2010/73/EU.

Switzerland

Neither this document, nor any documents related to the Common Shares constitute a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations. The Common Shares will not be listed on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this Prospectus Supplement does not necessarily comply with the information standards set out in the listing rules in SIX Swiss Exchange.  Accordingly the Common Shares have not been and may not be offered or sold, directly or indirectly, in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the Common Shares may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offering of the Common Shares in Switzerland. In addition, the Common Shares do not constitute a participation in a collective investment scheme in the meaning of the Swiss Collective Investment Schemes Act (“CISA”) and they are neither subject to approval nor supervision by the Swiss Federal Banking Commission.  Therefore, investors in the Common Shares do not benefit from protection under CISA or supervision by the Swiss Federal Banking Commission or any other regulatory authority in Switzerland.

United Kingdom

The Common Shares cannot be promoted in the United Kingdom to the general public. The contents of this document have not been approved by an authorised person within the meaning of the Financial Services and Markets Act 2000 (“FSMA”). This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom; or (ii) persons in the United Kingdom who are (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (b) high net worth entities or other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Common Shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such Common Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with Common Shares in circumstances in which Section 21(1) of the FSMA does not apply, and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 — 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 — 1968, subject to certain conditions (the “Qualified Investors”).  The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors.  The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 — 1968.  We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 — 1968.  In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 — 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 — 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 — 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status.  Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Listing on the TSX and the NASDAQ Global Market

The outstanding Common Shares are listed on the TSX and NASDAQ.  The Company has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX and NASDAQ.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NASDAQ, respectively.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

This offering consists of • Offered Shares (without giving effect to the exercise, if any, of the Underwriters’ option to purchase Additional Shares).

Ballard is authorized to issue an unlimited number of Common Shares, without par value, of which 132,613,596 are issued and outstanding as at the date of this Prospectus Supplement.  There are options outstanding to purchase up to 5,508,252 Common Shares at prices ranging from CDN$0.81 to CDN$7.10 and warrants outstanding to purchase up to 1,797,563 Common Shares at prices ranging from $1.50 to $2.00. There are up to 1,756,383 Common Shares issuable on the conversion of outstanding restricted share units and up to 789,756 Common Shares issuable on the redemption of outstanding deferred share units. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares of the Company (of which there are none outstanding on the date hereof), are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since December 31, 2014.

As a result of the issuance of the Offered Shares and the Additional Shares which may be distributed under this Prospectus Supplement, the share capital of the Company may increase by up to a maximum of $• after deducting the Underwriters Commission and the estimated expenses of the offering.

PRIOR SALES

In the 12 months prior to the date of this Prospectus Supplement, the Company has issued the following securities:

Date of Grant/ Issuance	Price per Security ($)		Number of Securities Issued
Common Shares:
June 24, 2014(1)	C$	1.69	5,000
June 24, 2014(1)	C$	2.10	4,000
July 9, 2014(1)	US$	0.83	333
July 29, 2014(2)	US$	2.00	2,400
August 1, 2014(1)	C$	1.95	1,000
August 5, 2014(2)	US$	2.00	2,500
August 8, 2014(1)	C$	1.95	2,000
August 18, 2014(2)	US$	2.00	20,100
September 4, 2014(1)	US$	1.68	1,000
September 22, 2014(4)	US$	2.99	37,375
September 26, 2014(1)	US$	0.83	6,666
January 8, 2015(1)	C$	1.25	1,667
February 11, 2015(2)	US$	1.50	125,000
February 18, 2015(1)	C$	1.34	2,500
February 18, 2015(1)	US$	1.68	40,449
February 18, 2015(1)	C$	1.95	3,500
February 25, 2015(1)	C$	1.95	1,000
February 26, 2015(4)	C$	2.98	11,534
February 26, 2015(4)	US$	2.36	21,102

Date of Grant/ Issuance	Price per Security ($)		Number of Securities Issued
March 2, 2015(5)	C$	2.97	83,619
March 3, 2015(1)	C$	1.69	84,270
March 4, 2015(1)	C$	1.25	3,334
March 4, 2015(1)	C$	1.41	5,000
March 4, 2015(1)	C$	1.69	1,667
March 5, 2015(1)	C$	1.69	1,667
March 10, 2015(1)	C$	1.69	1,667
March 12, 2015(1)	C$	1.22	47,334
March 12, 2015(1)	C$	1.69	334
March 13, 2015(1)	C$	1.22	3,333
March 17, 2015(1)	C$	1.22	5,000
March 17, 2015(1)	C$	1.69	1,667
March 19, 2015(1)	C$	1.25	1,667
March 24, 2015(1)	C$	1.22	11,667
March 24, 2015(1)	C$	1.69	3,334
April 2, 2015(1)	US$	1.19	11,667
April 2, 2015(1)	US$	1.68	3,334
April 6, 2015(1)	C$	1.69	2,000
April 10, 2015(1)	C$	1.22	6,000
May 5, 2015(1)	C$	1.22	5,000
May 5, 2015(1)	C$	1.25	1,667
May 5, 2015(1)	C$	1.69	1,000
June 15, 2015(1)	C$	1.22	10,000
June 19, 2015(1)	C$	1.22	2,500
June 19, 2015(1)	C$	1.25	1,667
June 19, 2015(1)	C$	1.69	1,000
June 26, 2015(1)	C$	1.22	1,333
Options to purchase Common Shares:
September 12, 2014	US$	3.45	50,000
February 27, 2015	C$	2.98	1,743,635
February 27, 2015	US$	2.36	187,500
Restricted Share Units:
September 11, 2014	US$	3.45	43,478
February 26, 2015	C$	2.98	785,151
February 26, 2015	US$	2.36	56,144
Deferred Share Units:
June 30, 2014	C$	4.41	19,274
September 30, 2014	C$	3.60	23,611
December 31, 2014	C$	2.37	35,862
March 31, 2015	C$	2.64	32,193

Notes:

(1)         Issued on the exercise of previously granted options.

(2)   Issued on the exercise of previously granted warrants.

(3)   Issued on the exercise of previously granted convertible promissory note.

(4)   Issued on the exercise of previously granted restricted stock units from the Consolidated Share Distribution Plan.

(5)   Issued on the exercise of previously granted deferred share units.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “BLD” and on the NASDAQ under the symbol “BLDP”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	TSX (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)
	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
June 1-29 2015	$2.56-2.99	153,120	$2.05-2.44	1,156,366
May 2015	$2.53-2.67	84,726	$2.07-2.20	473,008
April 2015	$2.56-2.95	172,439	$2.02-2.40	965,462
March 2015	$2.54-2.97	137,071	$2.01-2.37	750,110
February 2015	$2.03-3.64	618,672	$1.61-2.92	4,336,079
January 2015	$1.77-2.15	161,824	$1.46-1.83	858,257
December 2014	$2.00-2.46	183,035	$1.72-2.16	1,039,784
November 2014	$2.58-3.35	258,892	$2.29-2.95	1,123,765
October 2014	$3.02-3.49	254,608	$2.50-3.14	1,063,968
September 2014	$3.31-4.18	270,911	$2.99-3.82	1,507,202
August 2014	$4.13-4.43	259,925	$3.76-4.08	1,242,654
July 2014	$3.95-4.76	779,036	$3.71-4.38	3,328,493
June 2014	$3.62-4.61	621,238	$3.30-4.27	3,646,681

The closing price of the Common Shares on the TSX and NASDAQ on June 29, 2015 was CDN$2.63 and US$2.14, respectively.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, the following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who, as beneficial owner, acquires Offered Shares pursuant to the Prospectus Supplement.  This summary is applicable to such a holder who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) (the “Tax Act”), deals at arm’s length with and is not affiliated with the Company or the Underwriters and holds such Offered Shares as capital property (a “Holder”).  Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not acquire or hold the Offered Shares in the course of carrying on a business or as part of an adventure in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) whose functional currency for purposes of the Tax Act is the currency of a country other than Canada; or (e) that has entered (or will enter) into, with respect to its Offered Shares, a “derivative forward agreement” as defined in the Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisor.

This summary is based upon (i) the facts set out in this Prospectus Supplement (including any documents incorporated by reference) and certificates as to certain factual matters, (ii) the current provisions of the Tax Act, and (iii) an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof.  This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted as proposed.  No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all.  This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those described herein.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars.  Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate of exchange acceptable to the Minister of National Revenue.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder.  This summary is not exhaustive of all Canadian federal income tax considerations.  Accordingly, prospective Holders of Offered Shares should consult their own tax advisors having regard to their own particular circumstances.

Holders not Resident in Canada

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident in Canada and does not use or hold, and is not deemed to use or hold, the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Holders should consult their own tax advisors.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of the Offered Shares, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition or deemed disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

As long as the Offered Shares are then listed on a designated stock exchange (which currently includes the TSX and the NASDAQ), the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of the Offered Share: (i) 25% or more of the issued shares of any class of the capital stock of the Company were owned by, or belonged to, one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act); and (ii) more than 50% of the fair market value of an Offered Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Offered Shares are otherwise deemed under the Tax Act to be taxable Canadian property.

If the Offered Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder.  Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own advisors.

Dividends

Dividends on Offered Shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.  Where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) (a “US Holder”) and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.  The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a US Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition of Offered Shares and the ownership and disposition of such Offered Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership or disposition of Offered Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Except as discussed below, this summary does not address tax filing and reporting requirements.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the U.S.;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has the authority to make all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Offered Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including but not limited to the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including but not limited to U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such owner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below).  However, the Company does not currently intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income.  Dividends received on Offered Shares generally will not be eligible for the “dividends received deduction”.  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” or “PFIC” for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares.  The Company believes that it was not a PFIC during the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future.  However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In addition, in any year in which the Company is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Offered Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares.  An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares, as applicable.  Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares.  Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.  U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.  U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

U.S. Holders that are individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Offered Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Offered Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 28%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of this offering.  Other documents are also incorporated, or are deemed to be incorporated, by reference into the Prospectus, and reference should be made to the Prospectus for full particulars thereof.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the Prospectus, as supplemented by this Prospectus Supplement:

(a)                                 the annual information form of the Company dated February 26, 2015 for the year ended December 31, 2014;

(b)                                 the audited consolidated statement of financial position of the Company as at December 31, 2014 and December 31, 2013 and the related consolidated statements of loss and other comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2014 and December 31, 2013, together with the notes thereto, and the auditors’ report thereon;

(c)                                  the management’s discussion and analysis of financial condition and results of operations of the Company dated February 25, 2015 for the year ended December 31, 2014;

(d)                                 the unaudited interim consolidated financial statements of the Company as at and for the three months ended March 31, 2015 and 2014 and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows as at and for the three months ended March 31, 2015 and 2014, together with the notes thereto;

(e)                                  interim management’s discussion and analysis of financial condition and results of operations of the Company dated April 28, 2015 for the three months ended March 31, 2015;

(f)                                   the material change report of the Company dated February 20, 2015 with respect to the transaction with Volkswagen Group;

(g)                                  the material change report of the Company dated June 29, 2015 with respect to the Merger; and

(h)                                 the management proxy circular of the Company dated April 10, 2015 in connection with the annual meeting of shareholders to be held on June 2, 2015.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus Supplement and until this offering is complete shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available through the internet on SEDAR at www.sedar.com.  In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act after the date of this Prospectus Supplement shall, if, and to the extent so provided in such report, be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus and the registration statement of which this Prospectus Supplement and the Prospectus form a part until all of the Offered Shares are sold.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

INTEREST OF EXPERTS

As at the date hereof, the partners and associates, as a group, of Stikeman Elliott LLP, own, directly or indirectly, less than 1% of the Common Shares. The Company’s auditors, KPMG LLP, have advised that they are independent of the Company, pursuant to the rules of professional conduct applicable to auditors in all provinces and territories of Canada and that they are independent accountants with respect to the Company, under all relevant U.S. professional regulatory standards. Protonex’s auditors, BDO USA, LLP have advised that they are independent certified public accountants with respect to Protonex under Rule 101 of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct, and its interpretations and rulings. None of the aforementioned persons have received or will receive a direct or indirect interest in any other property of the Company or any associate or affiliate of the Company.

LEGAL MATTERS

Certain legal matters relating to the offering of the Offered Shares will be passed upon on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters, and by Dorsey & Whitney LLP with respect to U.S. legal matters, and for the Underwriters by Proskauer Rose LLP with respect to U.S. legal matters.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada.  Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.  As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee.  You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room.  You may read and download some of the documents that the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.  You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

Ballard is a corporation existing under the laws of Canada. Most of Ballard’s officers and directors and most of the experts named in this prospectus are residents outside of the United States, and a majority of their assets, and the assets of Ballard, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. Ballard has been advised by Stikeman Elliott LLP, its Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability provisions of U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. Ballard has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Ballard has filed with the SEC, concurrently with the filing of its registration statement on Form F-10 relating to this offering, an appointment of agent for service of process on Form F-X. Under the Form F-X, Ballard appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Ballard in a U.S. court arising out of or related to or concerning this offering.

APPENDIX F-1 — FINANCIAL STATEMENTS

Protonex Technology Corporation

Consolidated Financial Statements
As of September 30, 2014 and 2013 and for the Years Ended September 30, 2014, 2013 and 2012

Protonex Technology Corporation

Consolidated Financial Statements

As of September 30, 2014 and 2013 and for the Years Ended

September 30, 2014, 2013 and 2012

Protonex Technology Corporation

Independent Auditor’s Report

Board of Directors

Protonex Technology Corporation

Boston, Massachusetts

We have audited the accompanying consolidated financial statements of Protonex Technology Corporation and its subsidiary, which comprise the consolidated balance sheets as of September 30, 2014 and 2013, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Protonex Technology Corporation and its subsidiary as of September 30, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

December 8, 2014 (except with respect to the matter discussed in Note 13, as to which the date is June 29, 2015)

Boston, MA

Consolidated Financial Statements

Protonex Technology Corporation

Consolidated Balance Sheets

September 30,	2014	2013

Assets

Current Assets:
Cash and cash equivalents	$1,593,483	$959,340
Accounts receivable, no allowance for doubtful accounts at September 30, 2014 and 2013	2,438,900	1,637,139
Inventory, net	1,361,654	1,333,221
Prepaid expenses and other current assets	173,229	178,129
Total Current Assets	5,567,266	4,107,829

Property and equipment, net of accumulated depreciation and amortization amortization of $3,653,987 and $3,421,497 at September 30, 2014 and 2013, respectively	401,244	579,349
Goodwill	7,816,990	7,816,990
Intangible assets, net of accumulated amortization of $731,550 and $714,954 at September 30, 2014 and 2013, respectively	7,450	24,046
Other assets	91,198	127,163

Total Assets	$13,884,148	$12,655,377

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable (includes related party payables of $1,854 and $0 at September 30, 2014 and 2013, respectively)	$1,602,143	$1,108,531
Accrued expenses	649,123	535,194
Deferred revenues	781,328	302,691
Current maturities of capital lease obligations	22,126	41,198
Total Current Liabilities	3,054,720	1,987,614

Capital Lease Obligations, net of current maturities	23,362	47,115
Deferred Tax Liability	1,528,261	1,325,137
Long-Term Debt	2,091,484	1,421,161
Total Liabilities	6,697,827	4,781,027

Commitments and Contingencies (Note 8)

Stockholders’ Equity:
Preferred Stock, $0.005 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.005 par value; 120,000,000 shares authorized; 64,108,788 and 63,995,188 shares issued and outstanding at September 30, 2014 and 2013, respectively	320,544	319,976
Additional paid-in capital	68,960,329	68,527,606
Accumulated deficit	(62,094,552)	(60,973,232)
Total Stockholders’ Equity	7,186,321	7,874,350

Total Liabilities and Stockholders’ Equity	$13,884,148	$12,655,377

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Consolidated Statements of Operations

Years ended September 30,	2014	2013	2012

Revenues:
Product	$7,514,970	$7,820,696	$4,068,005
Contract	6,540,369	5,158,426	6,055,027
Contra-revenue	(246,714)	—	—

Total revenues	13,808,625	12,979,122	10,123,032

Cost of Revenues:
Product	5,075,449	4,950,592	2,618,380
Contract	3,212,228	2,054,545	2,647,808

Total cost of revenues	8,287,677	7,005,137	5,266,188

Gross Profit	5,520,948	5,973,985	4,856,844

Operating Expenses:
Research and development	3,630,148	4,909,493	4,665,540
Sales and marketing	1,183,019	1,170,501	1,034,837
General and administrative	1,334,233	1,298,055	1,369,897

Total operating expenses	6,147,400	7,378,049	7,070,274

Loss From Operations	(626,452)	(1,404,064)	(2,213,430)

Other Income (expense):
Interest expense	(329,882)	(191,182)	(17,357)
Miscellaneous income, net	38,138	67,467	423,859

Total other expense, net	(291,744)	(123,715)	406,502

Loss before provision for income taxes	(918,196)	(1,527,779)	(1,806,928)

Provision for income taxes	203,124	220,417	206,267

Net Loss	$(1,121,320)	$(1,748,196)	$(2,013,195)

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Consolidated Statements of Changes in Stockholders’ Equity

Years ended September 30, 2014, 2013 and	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
2012	Shares	Amount	Capital	Deficit	Equity

Balance, September 30, 2011	63,979,188	$319,896	$67,647,648	$(57,211,841)	$10,755,703

Stock-based compensation	—	—	424,537	—	424,537

Net loss	—	—	—	(2,013,195)	(2,013,195)

Balance, September 30, 2012	63,979,188	319,896	68,072,185	(59,225,036)	9,167,045

Stock option exercises	16,000	80	3,280	—	3,360

Stock-based compensation	—	—	278,792	—	278,792

Fair value of warrants	—	—	173,349	—	173,349

Net loss	—	—	—	(1,748,196)	(1,748,196)

Balance, September 30, 2013	63,995,188	319,976	68,527,606	(60,973,232)	7,874,350

Stock option exercises	113,600	568	7,952	—	8,520

Stock-based compensation	—	—	178,057	—	178,057

Fair value of warrants	—	—	246,714	—	246,714

Net loss	—	—	—	(1,121,320)	(1,121,320)

Balance, September 30, 2014	64,108,788	$320,544	$68,960,329	$(62,094,552)	$7,186,321

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Consolidated Statements of Cash Flows

Years ended September 30,	2014	2013	2012

Cash Flows From Operating Activities:
Net loss	$(1,121,320)	$(1,748,196)	$(2,013,195)
Reconciliation of net loss to net cash provided by (used in operating activities:
Depreciation and amortization of property and equipment	232,490	304,130	484,919
Amortization of intangible assets	16,596	71,263	125,929
Non-cash contra revenue related to the fair value of warrants issued to a customer	246,714	—	—
Non-cash interest expense	108,404	94,510	—
Deferred tax provision	203,124	220,000	206,117
Stock-based compensation	178,057	278,792	424,537
Amortization of deferred financing costs	97,884	27,276	—
Changes in operating assets and liabilities:
Accounts receivable	(801,761)	(185,204)	(54,089)
Inventory, net	(28,433)	(98,192)	(532,480)
Prepaid expenses and other current assets	4,900	8,278	(36,885)
Accounts payable	493,612	(143,094)	777,952
Accrued expenses	113,929	(154,458)	219,170
Deferred revenues	478,637	(90,224)	352,915

Net cash provided by (used in) operating activities	222,833	(1,415,119)	(45,110)

Cash Flows From Investing Activities:
Additions to property and equipment	(54,385)	(60,085)	(213,688)

Net cash used in investing activities	(54,385)	(60,085)	(213,688)

Cash Flows From Financing Activities:
Capital lease principal payments	(42,825)	(80,599)	(91,533)
Proceeds from long-term debt	500,000	1,500,000	—
Cash paid for deferred financing costs	—	(127,174)	—
Proceeds from stock option exercises	8,520	3,360	—

Net cash provided by financing activities	465,695	1,295,587	(91,533)

Net Increase (Decrease) in Cash and Cash Equivalents	634,143	(179,617)	(350,331)

Cash and Cash Equivalents, Beginning of Year	959,340	1,138,957	1,489,288

Cash and Cash Equivalents, End of Year	$1,593,483	$959,340	$1,138,957

Supplemental Cash Flow Information:
Interest paid	$113,255	$59,870	$14,726

Non-cash investing and financing activities:
Fair value of warrants issued in connection with long-term debt	$—	$173,349	$—
Equipment acquired under capital leases	$—	$—	$162,257

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

1.          Organization and Basis of Presentation

Organization

Protonex Technology Corporation (the “Company”) was incorporated in October 2000, and performs engineering and development on fuel cell technology under cost sharing, cost-reimbursement (cost-type), fixed price and cost plus contracts.  In addition, the Company assembles and sells related products.  The Company is headquartered in Southborough, Massachusetts, and its primary market has been government agencies of the United States of America.

These consolidated financial statements have been prepared on a going concern basis.  As such, they anticipate the realization of assets and the liquidation of liabilities in the normal course of business.  The Company incurred net losses of $1,121,320, $1,748,196 and $2,013,195 for the years ended September 30, 2014, 2013 and 2012, respectively, and has an accumulated deficit of $62,094,552 as of September 30, 2014.  The Company has funded these losses principally through equity financings, government contracts and a growth line of credit.  Management believes that its government contract business, product sales growth, partnering with others and cash on hand, will be adequate to fund operations for at least twelve months from the date these financial statements were issued.

2.          Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The Company bases its estimates and judgments on historical experience and on various other factors that are considered reasonable under the circumstances.  Actual results could differ materially from these estimates.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Protonex Technology, LLC. All material intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, capital leases, accrued liabilities and long-term debt approximate their fair values due to the short-term nature of these instruments or their market rates of interest.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  Similarly, all money market accounts are considered cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits, and in high quality, short-term, highly liquid investment securities.  At September 30, 2014, $1,283,990 of cash equivalents exceed federally insured limits. Of the cash equivalents, $95,195 is maintained in a money-market fund that invests primarily in US Treasury Bills and the remaining balance is in a savings account.  The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances.  The Company reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible.  Management provides for probable uncollectible amounts through a charge to operations and a credit to a valuation allowance based on its assessment.  Based on experience, the Company does not record a reserve against the receivables from the agencies/groups of the United States Government.  As of September 30, 2014 and 2013, 10% and 54%, respectively, of accounts receivable were from various government agencies.  Government agencies and customers with government agencies as end user customers account for 93% of total accounts receivable at September 30, 2014.

Inventories and Related Allowance for Obsolete and Excess Inventory

Inventories consist primarily of raw materials and are recorded at the lower of cost or market.  Cost is determined on a first-in, first-out basis.  Reserves are recorded for slow moving, obsolete, non-sellable or unusable items and were approximately $164,000 and $145,000 at September 30, 2014 and 2013, respectively.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their expected useful lives.  Construction in progress represents fixed assets not yet placed in service, that at completion are transferred to the appropriate fixed asset category and depreciated on a straight-line basis over estimated useful lives of three - five years or remaining lease terms.

The current useful lives are:

Assets	Estimated Useful Lives

Furniture, fixtures and equipment	5 years
Computer hardware and software	3 - 5 years
Equipment under capital leases	5 years
Leasehold improvements	Lesser of useful life or remaining lease term

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Goodwill

The Company evaluates the recoverability of goodwill and intangible assets with indefinite useful lives as of the end of each fiscal year, or more frequently if events or changes in circumstances, such as a decline in sales, operations, or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. The Company operates as a single reporting unit. In 2012, the Company adopted Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment, that includes the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step impairment test as required in Accounting Standards Codification (ASC) 350, Intangibles - Goodwill and Other. At September 30, 2014, the Company performed a qualitative goodwill impairment analysis. The September 30, 2014 impairment analysis included an assessment of certain qualitative factors including, but not limited to, overall financial performance, and macroeconomic and industry conditions. The Company considered the qualitative factors and weighed the evidence obtained, and determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. Although the Company believes the factors considered in the impairment analysis are reasonable, significant changes in any one of the assumptions used could produce a different result.

Impairment of Long-Lived Tangible and Intangible Assets

The Company examines on a periodic basis the carrying value of its long-lived tangible and intangible assets to determine whether there are any impairment losses.  If indicators of impairment were present with respect to long-lived tangible and intangible assets used in operations and undiscounted future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period the impairment is identified based on the fair value of the asset less any costs of disposal.  The Company believes no impairment exists as of September 30, 2014.

Revenue Recognition and Deferred Revenues

Revenues from cost sharing, cost-reimbursement (cost-type), fixed price and cost plus contracts with various government groups and agencies are recognized when the related costs are incurred and related services are performed.  Contract costs primarily include direct labor, consultants, sub-contractors, materials, and other specific administrative costs related to the project.  Deferred revenue represents amounts received in advance of services being performed and or delivery of products. Unbilled accounts receivable represents revenue recognized under the contracts in advance of billings.

Revenues from research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract, whether billed or unbilled. In many cases, the Company is reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost-shared type contracts or cooperative agreements. The Company is reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract agreements.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Revenues from product sales are recognized upon the delivery of units to customers, provided there is evidence that an arrangement exists, the fee is fixed or determinable, and collectability of the related receivable is probable.  If there are acceptance provisions, revenue is recognized upon acceptance.  Deferred revenue represents amounts received from customers in advance of shipments.

For the fiscal years ended September 30, 2014, 2013 and 2012, the Company had government and government-sponsored contract revenues of $6,329,386, $4,775,091 and $5,599,071 which represented approximately 97%, 93% and 93%, respectively, of total contract services revenue.

For the fiscal years ended September 30, 2014, 2013 and 2012, the Company had government and government-sponsored product revenues of $7,281,127, $7,207,107 and $3,755,242, respectively, which represented approximately 97%, 92% and 92%, respectively, of total product revenue.

In September 2013, the Company signed a development agreement related to the (Solid Oxide Fuel Cell) SOFC platform that was amended in June 2014, with additional deliverables and funding.  The agreement includes the issuance of 1,132,200 warrants to purchase common stock that will be earned as milestone deliverables are met.  The warrants will be issued upon customer payment for completion of milestones, and will be recorded as contra revenue based on their fair value on the date they are earned.  As of September 30, 2013, no milestones were completed and no shares had vested. As of September 30, 2014, eight milestone payments were received and 841,200 shares had vested. The warrants have an exercise price of $0.01 per share and expire on September 30, 2020. During the year ended September 30, 2014, the Company recognized $246,714 as contra-revenue related to the fair value of the vested shares.  (See Note 6).

Cost of Revenues

The Company had four significant suppliers in fiscal 2014, 2013 and 2012, which accounted for 76%, 64% and 66% of total purchases, respectively.  Although only a limited number of suppliers have been used, other suppliers are available.

Income Taxes

Deferred income taxes have been recorded to recognize the estimated future tax consequences attributable to the cumulative temporary differences between financial statement and tax bases of assets and liabilities.

Deferred income tax assets and liabilities are computed for those differences that have a future tax consequence using currently enacted laws and rates that apply to periods in which they are expected to affect taxable income.  Income tax expense is the current tax payable or refundable for the period plus or minus the net change in deferred tax asset and liability accounts.  Valuation allowances are established, if necessary, to reduce a net deferred tax asset to the amount that will more likely than not be realized.

Research and Development Expense

Costs incurred in connection with research and development activities are expensed as incurred.  These costs consist of direct and indirect costs associated with specific projects as well as fees paid to various third-party entities that perform certain research on behalf of the Company.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Warranty Expense

The Company offers basic limited parts and labor warranty on its hardware products.  The basic warranty for power manager and cable products is two years from the date of purchase.  Fuel cell products have a one year warranty from the date of purchase.  The Company provides currently for the estimated costs that may be incurred under its basic limited product warranties at the time the related product revenue is recognized.  Factors considered in determining the appropriate accruals for product warranty obligations include: historical and projected warranty claim rates, historical and projected cost-per-claim, and knowledge of specific product failures during development.  The Company assesses the adequacy of its pre-existing warranty liabilities and adjust the amounts as necessary based on actual experience and changes in future estimates.

Stock-Based Compensation

The Company has a 2003 and a 2013 stock-based employee compensation plan. The Company follows the fair value recognition provisions of ASC No. 718, Stock Compensation (“ASC 718”).  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the service period.

The following table presents stock-based compensation expenses included in the Company’s Consolidated Statements of Operations:

Years ended September 30,	2014	2013	2012

Research and development	$63,811	$207,790	$286,906
Sales and marketing	15,219	11,238	9,737
General and administrative	99,027	59,764	127,894

Total Stock-Based Compensation Expense	$178,057	$278,792	$424,537

At September 30, 2014, there is approximately $86,000 of unamortized stock-based compensation costs. That cost is expected to be recognized as expense over a weighted-average period of 1.5 years.

ASC 718 requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. The Company has fully reserved for any deferred tax benefits due to the uncertainty of future operating results and its ability to utilize the future tax benefit. As such, there is no effect on the Company’s Consolidated Statements of Cash Flows.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

The fair value of each stock option was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Years ended September 30,	2014	2013	2012

Expected volatility	79.0%	79.0%	79.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected risk-free interest rate	0.81% - 1.39%	0.37% - 1.49%	.62% - .75%
Expected term of options	4.47 years	4.47 years	4.47 years
Maximum contractual term	10 years	10 years	10 years
Estimated forfeitures	20.0%	21.0%	20.0%

Stock Price

Options issued during fiscal 2014, 2013 and 2012, were valued based on an independent valuation of the Company’s stock price.

Expected Volatility

Due to having minimal publicly traded experience of its stock, the Company utilized an expected volatility based on publicly available information as to the volatility of comparable traded companies in similar industries, development and size.

Expected Dividend Yield

The Company does not intend to pay dividends on its common stock for the foreseeable future and, accordingly, uses a dividend yield of zero in the Black-Scholes pricing model.

Expected Risk-Free Interest Rate

The risk-free interest rates for stock options are based on the US Treasury yield curve in effect at the time of grant for maturities, similar to the expected holding period of the stock options.

Expected Term

The expected term of stock options granted is generally based on historical data and represents the period of time that the stock options granted are expected to be outstanding. The Company has had very limited stock option exercise experience to date, making the Company’s determination of the “expected term” judgmental. Accordingly, the Company has based the expected term on publicly available information for companies in similar industries development and size.

Estimated Forfeitures

The Company has estimated employee stock option forfeitures as required under ASC 718 for two groups of stock options: (a) immediately vested options and (b) all others and is based on the Company’s limited experience.  Estimated forfeitures are adjusted to actual forfeiture experience.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

3.          Property and Equipment

Property and equipment consists of the following:

September 30,	2014	2013

Furniture, fixtures and equipment	$2,401,409	$2,361,248
Computer hardware and software	748,281	733,936
Leasehold improvements	905,541	905,541
Construction in progress	—	121

	4,055,231	4,000,846

Less - accumulated depreciation and amortization	3,653,987	3,421,497

Property and Equipment, net	$401,244	$579,349

Included in property and equipment at September 30, 2014 is equipment under capital leases with a cost of $307,074 and net book value of $103,609.

Depreciation and amortization expense amounted to $232,490, $304,130 and $484,919 for the years ended September 30, 2014, 2013 and 2012, respectively.

4.          Accrued Expenses

Accrued expenses consist of the following:

September 30,	2014	2013

Payroll and related	$233,029	$131,944
Vacation	166,486	148,267
Legal and accounting	65,210	85,860
Product warranty	68,909	49,923
Other expenses	115,489	119,200

Accrued Expenses	$649,123	$535,194

Protonex Technology Corporation

Notes to Consolidated Financial Statements

5.   Intangible Assets

The following is a summary of intangible assets:

September 30, 2014	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Useful Life

Core technology	$555,000	$555,000	$—	6 years
Other intangible assets	184,000	176,550	7,450	5-6 years

Total Intangible Assets	$739,000	$731,550	$7,450

September 30, 2013	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Useful Life

Core technology	$555,000	$555,000	$—	6 years
Other intangible assets	184,000	159,954	24,046	5-6 years

Total Intangible Assets	$739,000	$714,954	$24,046

The Company amortizes intangible assets using the straight-line method over the above estimated useful lives of the respective intangible asset.  The Company considers the straight-line method to be appropriate, as it approximates the pattern in which economic benefits are consumed in circumstances where such patterns can be reliably determined.  During the years ended September 30, 2014, 2013 and 2012, amortization expense of intangible assets amounted to $16,596, $71,263 and $125,929 and is included in research and development expenses in the accompanying consolidated statements of operations.  The remaining amount of $7,450 will be fully amortized in the fiscal year ending September 30, 2015.

6.   Stockholders’ Equity

Stock Options

In June 2013, the Company’s shareholders approved the 2013 Stock Incentive Plan, which allows for the granting of incentive stock options (ISOs) and non-qualified stock options, stock appreciation rights, performance shares and restricted stock to employees, officers, Directors, advisors and consultants of the Company.  The number of shares of the Company’s common stock that may be issued under the plan is 7,000,000 shares, and as of September 30, 2014, 6,092,000 shares remain available for future grant.  To date, the Company has issued ISOs and non-qualified stock options under the 2013 Stock Incentive Plan, and has not issued any stock appreciation rights, performance shares or restricted stock.

In October 2003, the Company’s Board of Directors approved the 2003 Stock Incentive Plan, which allows for the granting of incentive stock options (ISOs) and non-qualified stock options, stock appreciation rights, performance shares and restricted stock to employees, officers, Directors, advisors and consultants of the Company.  The 2003 Stock Incentive Plan expired in October 2013.  As of September 30, 2014, 0 shares remain available for future grant.  The Company has issued

Protonex Technology Corporation

Notes to Consolidated Financial Statements

ISOs and non-qualified stock options under the 2003 Stock Incentive Plan, and has not issued any stock appreciation rights, performance shares or restricted stock.

In July 2009, the Board of Directors approved a provision in all existing and future stock option grants issued to employees and to future grants issued to Non-Executive Directors which provides that in the event of a future change in control of Protonex, the vesting of all outstanding stock options would be accelerated such that 50% of all unvested options would become vested upon the change of control.  The acceleration of vesting would not shorten the overall vesting term of the options, but rather would provide that 50% of the options that would otherwise vest periodically over the entire vesting term would vest immediately upon the change in control.

A summary of the status of all of the Company’s stock options for the years ended September 30, 2014, 2013 and 2012 is presented below:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)
Outstanding - September 30, 2011	8,312,089	$0.19	8.63
Granted	354,000	0.26
Forfeited/cancelled	(352,943)	0.18

Outstanding - September 30, 2012	8,313,146	$0.19	7.61
Granted	229,000	0.35
Exercised	(16,000)	0.21
Forfeited/cancelled	(252,509)	0.23
Outstanding - September 30, 2013	8,273,637	0.19	6.67
Granted	908,000	0.30
Exercised	(113,600)	0.08
Forfeited/cancelled	(318,446)	0.19
Outstanding - September 30, 2014	8,749,591	$0.21	6.16

Exercisable - September 30, 2014	8,209,477	$0.20	5.98
Exercisable - September 30, 2013	7,320,757	$0.19	6.50
Exercisable - September 30, 2012	5,314,971	$0.19	7.15

Years ended September 30,	2014	2013
Weighted average grant date fair value per share of options granted	$0.18	$0.21

In March 2013, the Company issued 560,000 warrants to a lender firm in connection with the signing of the $2.0 million growth loan.  The warrants have an exercise price of $0.01 per share and expire on March 8, 2020. (See Note 7).

Protonex Technology Corporation

Notes to Consolidated Financial Statements

In September 2013, the Company signed a development agreement related to the SOFC platform that was amended in June 2014, with additional deliverables and funding.  The agreement includes the issuance of 1,132,200 warrants that will be earned as milestone deliverables are met.  As of September 30, 2014 and 2013, 841,200 and 0 shares, respectively, had vested. The warrants have an exercise price of $0.01 per share and expire on September 30, 2020.  (See Note 2)

7.   Long-Term Debt

Growth Loan & Credit Facilities

In March 2013, the Company secured a $2.0 million growth loan with an investment firm that provided for an initial term loan of $1.5 million with an additional $0.5 million available for subsequent use.  In September 2014, the Company received the remaining $0.5 million growth loan.  The outstanding borrowings of $2.0 million at September 30, 2014 are secured by the Company’s accounts receivable, inventory and intellectual property.  The agreement provided for an adjustable interest rate of prime plus 3.25% payable in cash, plus 3.25% interest that is capitalized, compounded and added to the unpaid principal of the term loan.  Total capitalized interest of $165,350 was added to the unpaid principal balance as of September 30, 2014.  The outstanding principal and capitalized interest is due and payable in March 2016. The Company is required to maintain certain financial covenants under the growth loan.  As of September 30, 2014, the Company is in compliance with such covenants.

The Company issued 560,000 warrants to purchase common stock to the lender in connection with the growth loan.  The warrants have an exercise price of $0.01 per share and expire on March 8, 2020.  The fair value of the warrants was determined to be $173,349 and was recorded as a debt discount and is being amortized as additional interest expense over the term of the loan.  Total amortization of the discount during the years ended September 30, 2014 and 2013 was $61,919 and $37,519, respectively.

8.   Commitments and Contingencies

Leases

The Company conducts its operations in leased facilities under operating lease agreements and has lease commitments for certain equipment.  Total rent and related expenses under these agreements totaled $304,068, $309,609 and $319,298, for the years ended September 30, 2014, 2013 and 2012, respectively.

As of September 30, 2014 and 2013, the Company maintained security deposits totaling $21,384 and $27,265 related to the lease agreements.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Minimum future payments required under operating and capital leases are as follows:

Years ending September 30,	Capital Leases	Operating Leases

2015	$31,500	$256,611
2016	30,372	42,768
2017	2,532	—

Total minimum lease payment	64,404	$299,379

Less amount representing interest	2,996
Less amount representing maintenance fees	15,920

Present value of minimum lease payments	45,488

Less current portion	22,126

Capital lease obligations, less current portion	$23,362

License Agreement

During fiscal 2012 the Company entered into a Letter of Intent (“LOI”) agreement related to future royalties on sales of Protonex products.  The LOI required certain non-refundable payments pending a definitive agreement.  An agreement was not completed and as a result approximately $407,000 of payments received are included in miscellaneous income in fiscal 2012.

Litigation

From time to time, the Company is a party to various legal proceedings incidental to its business.  The Company believes that none of the legal proceedings, that are presently pending, if adversely decided against the Company, will have a material adverse effect upon its financial position, results of operations, or liquidity.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

9.   Income Taxes

The provision for income taxes consists of the following:

Years ended September 30,	2014	2013	2012

Current:
State	$456	$417	$150

Deferred:
Federal	177,185	185,898	177,641
State	25,483	34,102	28,476

	202,668	220,000	206,117

Total Provision for Income Taxes	$203,124	$220,417	$206,267

A reconciliation of the expected income tax computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

Years ended September 30,	2014	2013	2012

Federal statutory tax rate	(34)%	(34)%	(34)%
State taxes, net of federal benefit	(5)	(4)	(4)
Research and development tax credits	(29)	(23)	(11)
Non-cash compensation expense	3	5	6
Other differences	(11)	(8)	(9)
Change in valuation allowance	98	78	63

Effective Tax Rate	22%	14%	11%

The Company has approximately $55,437,000 of net operating loss carryforwards (NOLs) for federal income tax purposes and approximately $13,880,000 of NOLs for state income tax purposes at September 30, 2014.  The federal NOLs will begin to expire in the year 2023 if not utilized.  The available state NOLs began to expire in 2013.  The Company has approximately $2,911,000 of tax credit carryforwards for federal income tax purposes and approximately $1,708,000 of tax credit carryforwards for state income tax purposes at September 30, 2014.  The federal tax credits begin to expire in 2020 and the state tax credits begin to expire in 2021.  Under the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in an annual limitation on the amount of NOL and tax credit carryforwards, which may be utilized in future years.

Included in the above NOLs is approximately $492,000 resulting from excess tax deductions from stock options exercised during the year ended September 30, 2006.  Pursuant to ASC 718, the deferred tax asset relating to excess tax benefit from these exercises was not recognized for financial statement purposes.  The asset will be recorded as a credit to additional paid in capital to the extent the Company receives a cash savings in the future.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

Included in the above NOLs is approximately $386,000, $339,000 and $292,000 of excess tax goodwill NOLs carryforwards for the years ended September 30, 2014. 2013 and 2012, respectively.  The deferred tax asset relating to the excess tax benefit from the goodwill amortization was not recognized for financial statement purposes.  The benefit will be recorded when the Company receives the cash benefit in the future.

The Company’s deferred tax liabilities are created by goodwill as a result of a prior acquisition.  In accordance with ASC 350, deferred tax liabilities resulting from the different treatment of goodwill for book and tax purposes cannot offset deferred tax assets in determining the valuation allowance.  As a result, a deferred tax provision is required to increase the Company’s valuation allowance.  The deferred tax liability as a result of the goodwill associated with the prior acquisition as of September 30, 2014 and 2013 is $1,528,261 and $1,325,137, respectively.  For tax purposes, goodwill generated from the acquisition amounted to $8,521,000 and is deductible over a 15-year period.

Due to the uncertainty of future operating results, management believes it to be more likely than not that the gross deferred tax assets will not be realized; therefore, a full valuation allowance against such assets has been recorded at September 30, 2014 and 2013.

The primary temporary differences that give rise to the deferred tax asset and liability are NOL carryforwards, non-deductible reserves and accruals and differences in bases of the tangible and intangible assets.  The income tax effects of these temporary differences are as follows:

September 30,	2014	2013

Net operating loss carryforwards	$19,264,291	$19,479,264
Credits	4,037,470	3,011,413
Stock options	777,806	745,290
Depreciation and amortization	427,667	441,558
Other temporary differences	150,264	228,302
Gross deferred tax asset	24,657,498	23,905,827

Less: valuation allowance	24,657,498	23,905,827
Net deferred tax assets	$—	$—
Deferred tax liabilities:
Tax goodwill amortization	$1,528,261	$1,325,137

The Company follows the provisions of ASC 740, “Accounting for Uncertainty in Income Taxes”. As of September 30, 2014, the total amount of net unrecognized tax benefit was approximately $673,000 which would be recorded with an offsetting adjustment to the Company’s valuation allowance. There has been no significant change in the unrecognized tax benefit since adoption.

The Company did not recognize any accrued interest and penalties related to unrecognized tax benefits as no amounts would be due as a result of the net tax loss carryforward. The Company’s policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. All tax years remain subject to examination by the taxing authorities for both Federal and state purposes. The primary state jurisdiction is the Commonwealth of Massachusetts.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

10. Employee Retirement Plan

The Company adopted a 401(k) plan effective January 1, 2005.  The plan is an employee deferral based pre-tax retirement plan.  The Company can elect to make discretionary matching contributions into the plan.  To date, the Company has not made a discretionary matching contribution.

11. Related Parties

The Company has a relationship with CBC America Corporation (“CBC”), a shareholder in the Company.  CBC also facilitates purchases by the Company of components for fuel cell development from international suppliers.  Effective as of July 2008, the Company entered into an agreement with CBC and another party to jointly develop certain products.  During the years ended September 30, 2014, 2013 and 2012, the Company had purchases from CBC of $110,212, $33,406 and $50,069, respectively.

12. Fair Value Measurements

The Company follows the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) for fair value measurements of financial assets and financial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.  ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The Level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

As of September 30, 2014 and 2013, the Company’s money market funds of $95,195 and $95,174, respectively, were valued using quoted prices generated by market transactions involving identical assets, or Level 1 assets as defined under ASC 820.

Protonex Technology Corporation

Notes to Consolidated Financial Statements

13. Subsequent Events

The Company evaluated all events or transactions that occurred after September 30, 2014 through December 8, 2014, the date these financial statements were available to be issued.  All material subsequent events have been disclosed in the financial statements except as noted below as to which the date is June 29, 2015.

In May 2015, the Company secured a $2.0 million working capital line of credit with a bank.  Outstanding borrowings were secured by the Company’s accounts receivable and inventory.  The bank has a senior blanket lien on all Company assets, including IP.  The agreement provided for an adjustable interest rate of prime plus 2.5% or 1.5%, depending on balance sheet liquidity ratios.

On June 29, 2015, the Company entered into a definitive agreement with Ballard Power Systems, Inc. (Ballard).  Pursuant to a merger agreement in which the Company will merge with Ballard, Ballard will acquire all of the securities of the Company, including all outstanding shares of common stock and all outstanding and vested options and warrants to purchase shares of Company common stock.  The purchase price (enterprise value) of US $30 million will be paid in shares of Ballard common stock and cash.

Protonex Technology Corporation

Condensed Consolidated Financial Statements
Three and Six Months Ended March 31, 2015

Protonex Technology Corporation

Protonex Technology Corporation

Condensed Consolidated Balance Sheets

As of	March 31, 2015	September 30, 2014
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	$746,088	$1,593,483
Accounts receivable	954,979	2,438,900
Inventory, net	1,444,970	1,361,654
Prepaid expenses and other current assets	154,148	173,229
Total Current Assets	3,300,185	5,567,266

Property and equipment, net	319,895	401,244
Goodwill	7,816,990	7,816,990
Intangible assets, net	—	7,450
Other assets	64,741	91,198

Total Assets	$11,501,811	$13,884,148

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable (includes related party payables of $5,753 and $1,854 at March 31, 2015 and September 30, 2014, respectively)	$572,885	$1,602,143
Accrued expenses	597,170	649,123
Current maturities of long-term debt	2,216,023	—
Deferred revenues	197,591	781,328
Current maturities of capital lease obligations	8,648	22,126
Total Current Liabilities	3,592,317	3,054,720

Capital Lease Obligations, net of current maturities	23,362	23,362
Deferred Tax Liability	1,630,261	1,528,261
Long-Term Debt	—	2,091,484
Total Liabilities	5,245,940	6,697,827

Commitments and Contingencies (Note 5)
Stockholders’ Equity:
Preferred Stock, $0.005 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.005 par value; 120,000,000 shares authorized; 64,125,788 and 64,108,788 shares issued and outstanding at March 31, 2015 and September 30, 2014, respectively	320,629	320,544
Additional paid-in capital	69,088,756	68,960,329
Accumulated deficit	(63,153,514)	(62,094,552)
Total Stockholders’ Equity	6,255,871	7,186,321

Total Liabilities and Stockholders’ Equity	$11,501,811	$13,884,148

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2015	2014	2015	2014
	(unaudited)
Revenues:
Product	$1,274,841	$1,449,748	$3,087,949	$3,206,768
Contract	1,465,690	1,670,681	2,664,457	3,289,708
Contra-revenue	—	(139,044)	(39,609)	(139,044)

Total revenues	2,740,531	2,981,385	5,712,797	6,357,432

Cost of Revenues:
Product	786,699	846,132	2,072,587	1,963,556
Contract	671,558	984,503	1,099,956	1,762,774

Total cost of revenues	1,458,257	1,830,635	3,172,543	3,726,330

Gross Profit	1,282,274	1,150,750	2,540,254	2,631,102

Operating Expenses:
Research and development	1,086,572	969,245	2,014,864	1,815,851
Sales and marketing	257,772	290,968	595,653	555,340
General and administrative	339,540	380,162	660,077	728,396

Total operating expenses	1,683,884	1,640,375	3,270,594	3,099,587

Loss From Operations	(401,610)	(489,625)	(730,340)	(468,485)

Other Income (expense):
Interest Income	5	—	9	243
Interest expense	(134,438)	(80,899)	(234,680)	(162,001)
Miscellaneous income, net	5,790	29,852	8,049	39,157

Total other expense, net	(128,643)	(51,047)	(226,622)	(122,601)

Loss before provision for income taxes	(530,253)	(540,672)	(956,962)	(591,086)

Provision for income taxes	(51,000)	(55,000)	(102,000)	(110,000)

Net Loss	$(581,253)	$(595,672)	$(1,058,962)	$(701,086)

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Condensed Consolidated Statements of Cash Flows

For the six months ended March 31,	2015	2014
	(unaudited)
Cash Flows From Operating Activities:
Net loss	$(1,058,962)	$(701,086)
Reconciliation of net loss to net cash (used in) provided by operating activities:
Depreciation and amortization of property and equipment	109,740	112,167
Amortization of intangible assets	7,450	8,298
Non-cash contra revenue related to the fair value of warrants issued to a customer	39,609	139,044
Non-cash interest expense	96,296	51,869
Deferred tax provision	102,000	110,000
Stock-based compensation	87,628	77,468
Amortization of deferred financing costs	54,700	55,545
Changes in operating assets and liabilities:
Accounts receivable	1,483,921	469,512
Inventory, net	(83,316)	16,579
Prepaid expenses and other current assets	19,081	2,590
Accounts payable	(1,029,258)	(471,595)
Accrued expenses	(51,953)	161,366
Deferred revenues	(583,737)	(31,177)

Net cash (used in) provided by operating activities	(806,801)	580

Cash Flows From Investing Activities:
Additions to property and equipment	(28,391)	(34,051)

Net cash used in investing activities	(28,391)	(34,051)

Cash Flows From Financing Activities:
Capital lease principal payments	(13,478)	(27,771)
Proceeds from stock option exercises	1,275	7,200

Net cash used in financing activities	(12,203)	(20,571)

Net Decrease in Cash and Cash Equivalents	(847,395)	(54,042)

Cash and Cash Equivalents, Beginning of Period	1,593,483	959,340

Cash and Cash Equivalents, End of Period	$746,088	$905,298

See accompanying notes to consolidated financial statements.

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

1.          Organization and Basis of Presentation

Organization

Protonex Technology Corporation (the “Company”) was incorporated in October 2000, and performs engineering and development on fuel cell technology under cost sharing, cost-reimbursement (cost-type), fixed price and cost plus contracts.  In addition, the Company assembles and sells related products.  The Company is headquartered in Southborough, Massachusetts, and its primary market has been government agencies of the United States of America.

These consolidated financial statements have been prepared on a going concern basis.  As such, they anticipate the realization of assets and the liquidation of liabilities in the normal course of business.  The Company incurred net losses of $581,253 and $1,058,962 for the three and six months ended March 31, 2015, respectively, and has an accumulated deficit of $63,153,514 as of March 31, 2015.  The Company has funded these losses principally through equity financings, government contracts and a growth line of credit.  Management believes that its government contract business, product sales growth, partnering with others and cash on hand, will be adequate to fund operations for at least twelve months from the date these financial statements were issued.

2.          Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The Company bases its estimates and judgments on historical experience and on various other factors that are considered reasonable under the circumstances.  Actual results could differ materially from these estimates.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Protonex Technology, LLC. All material intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, capital leases, accrued liabilities and long-term debt approximate their fair values due to the short-term nature of these instruments or their market rates of interest.

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  Similarly, all money market accounts are considered cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits, and in high quality, short-term, highly liquid investment securities.  At March 31, 2015, $425,128 of cash equivalents exceed federally insured limits. Of the cash equivalents, $95,204 is maintained in a money-market fund that invests primarily in US Treasury Bills and the remaining balance is in a savings account.  The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances.  The Company reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible.  Management provides for uncollectible amounts through a charge to operations and a credit to a valuation allowance based on its assessment.  Based on experience, the Company does not record a reserve against the receivables from the agencies/groups of the United States Government.  As of March 31, 2015 and September 30, 2014, 3% and 10%, respectively, of accounts receivable were from various government agencies.  Government agencies and customers with government agencies as end user customers account for 87% and 93% of total accounts receivable at March 31, 2015 and September 30, 2014, respectfully.

Inventories and Related Allowance for Obsolete and Excess Inventory

Inventories consist primarily of raw materials and are recorded at the lower of cost or market.  Cost is determined on a first-in, first-out basis.  Reserves are recorded for slow moving, obsolete, non-sellable or unusable items and were approximately $164,000 at March 31, 2015 and September 30, 2014.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their expected useful lives.  Construction in progress represents fixed assets not yet placed in service, that at completion are transferred to the appropriate fixed asset category and depreciated on a straight-line basis over estimated useful lives of three - five years or remaining lease terms.

The current useful lives are:

Assets	Estimated Useful Lives

Furniture, fixtures and equipment	5 years
Computer hardware and software	3 - 5 years
Equipment under capital leases	5 years
Leasehold improvements	Lesser of useful life or remaining lease term

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

Goodwill

The Company evaluates the recoverability of goodwill and intangible assets with indefinite useful lives as of the end of each fiscal year, or more frequently if events or changes in circumstances, such as a decline in sales, operations, or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. The Company operates as a single reporting unit. In 2012, the Company adopted Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment, that includes the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step impairment test as required in Accounting Standards Codification (ASC) 350, Intangibles - Goodwill and Other. At September 30, 2014, the Company performed a qualitative goodwill impairment analysis. The September 30, 2014 impairment analysis included an assessment of certain qualitative factors including, but not limited to, overall financial performance, and macroeconomic and industry conditions. The Company considered the qualitative factors and weighed the evidence obtained, and determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. Although the Company believes the factors considered in the impairment analysis are reasonable, significant changes in any one of the assumptions used could produce a different result. There were no triggering events during the period ended March 31, 2015 that caused the Company to reassess its annual assessment.

Impairment of Long-Lived Tangible and Intangible Assets

The Company examines on a periodic basis the carrying value of its long-lived tangible and intangible assets to determine whether there are any impairment losses.  If indicators of impairment were present with respect to long-lived tangible and intangible assets used in operations and undiscounted future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period the impairment is identified based on the fair value of the asset less any costs of disposal.

Revenue Recognition and Deferred Revenues

Revenues from cost sharing, cost-reimbursement (cost-type), fixed price and cost plus contracts with various government groups and agencies are recognized when the related costs are incurred and related services are performed.  Contract costs primarily include direct labor, consultants, sub-contractors, materials, and other specific administrative costs related to the project.  Deferred revenue represents amounts received in advance of services being performed and or delivery of products. Unbilled accounts receivable represents revenue recognized under the contracts in advance of billings.

Revenues from research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract, whether billed or unbilled. In many cases, the Company is reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost-shared type contracts or cooperative agreements. The Company is reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract agreements.

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

Revenues from product sales are recognized upon the delivery of units to customers, provided there is evidence that an arrangement exists, the fee is fixed or determinable, and collectability of the related receivable is probable.  If there are acceptance provisions, revenue is recognized upon acceptance.  Deferred revenue represents amounts received from customers in advance of shipments.

For the three and six months ended March 31, 2015, the Company had government and government-sponsored contract revenues of $1,200,190 and $2,421,291, respectively, which represented approximately 82% and 91%, respectively, of total contract services revenue.

For the three and six months ended March 31, 2015, the Company had government and government-sponsored product revenues of $985,935 and $2,918,773, respectively, which represented approximately 79% and 95%, respectively, of total product revenue.

For the three and six months ended March 31, 2014, the Company had government and government-sponsored contract revenues of $1,670,681 and $3,138,725, respectively, which represented approximately 100% and 95%, respectively, of total contract services revenue.

For the three and six months ended March 31, 2014, the Company had government and government-sponsored product revenues of $1,307,469 and $3,041,553, respectively, which represented approximately 90% and 95%, respectively, of total product revenue.

In September 2013, the Company signed a development agreement related to the Solid Oxide Fuel Cell (SOFC) platform that was amended in June 2014, with additional deliverables and funding.  The agreement includes the issuance of 1,132,200 warrants to purchase common stock that will be earned as milestone deliverables are met.  The warrants will be issued upon customer payment for completion of milestones, and will be recorded as contra revenue based on their fair value on the date they are earned.  As of March 31, 2015 and September 30, 2014, eleven and eight, respectively, milestones payments were received and 976,200 and 841,200, respectively, warrants had vested.  The warrants have an exercise price of $0.01 per share and expire on September 30, 2020.  During the three and six months ended March 31, 2015, the Company recognized $0 and $39,609, respectively, as contra-revenue related to the fair value of the vested warrants.  During the three and six months ended March 31, 2014, the Company recognized $139,044 and $139,044, respectively, as contra-revenue related to the fair value of the vested warrants.

Cost of Revenues

For the three and six months ended March 31, 2015, the Company had four significant suppliers which accounted for 51% and 71%, respectively, of total purchases.  For the three and six months ended March 31, 2014, the same four suppliers accounted for 36% and 48%, respectively, of total purchases.  Although only a limited number of suppliers have been used, other suppliers are available.

Income Taxes

Deferred income taxes have been recorded to recognize the estimated future tax consequences attributable to the cumulative temporary differences between financial statement and tax bases of assets and liabilities.

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

Deferred income tax assets and liabilities are computed for those differences that have a future tax consequence using currently enacted laws and rates that apply to periods in which they are expected to affect taxable income.  Income tax expense is the current tax payable or refundable for the period plus or minus the net change in deferred tax asset and liability accounts.  Valuation allowances are established, if necessary, to reduce a net deferred tax asset to the amount that will more likely than not be realized.

The Company’s deferred tax liabilities are created by goodwill as a result of a prior acquisition.  In accordance with Accounting Standards Codification (ASC) 350, deferred tax liabilities resulting from the different treatment of goodwill for book and tax purposes cannot offset deferred tax assets in determining the valuation allowance.  As a result, a deferred tax provision is required to increase the Company’s valuation allowance.  The deferred tax liability as a result of the goodwill associated with a prior acquisition as of March 31, 2015 and September 30, 2014 is $1,630,261 and $1,528,261, respectively.  For tax purposes, goodwill generated from the acquisition amounted to $8,521,000 and is deductible over a 15-year period.

During the three and six month periods ending March 31, 2015, the Company continued to incur operating losses and due to the uncertainty of future operating results, management believes it to be more likely than not that the gross deferred tax assets will not be realized; therefore, a full valuation allowance against such assets has been recorded at March 31, 2015 and September 30, 2014, respectively.

Research and Development Expense

Costs incurred in connection with research and development activities are expensed as incurred.  These costs consist of direct and indirect costs associated with specific projects as well as fees paid to various third-party entities that perform certain research on behalf of the Company.

Warranty Expense

The Company offers basic limited parts and labor warranty on its hardware products.  The basic warranty for power manager and cable products is two years from the date of purchase.  Fuel cell products have a one year warranty from the date of purchase.  The Company provides currently for the estimated costs that may be incurred under its basic limited product warranties at the time the related product revenue is recognized.  Factors considered in determining the appropriate accruals for product warranty obligations include: historical and projected warranty claim rates, historical and projected cost-per-claim, and knowledge of specific product failures during development.  The Company assesses the adequacy of its pre-existing warranty liabilities and adjust the amounts as necessary based on actual experience and changes in future estimates.

Stock-Based Compensation

The Company has a 2003 and a 2013 stock-based employee compensation plan. The Company follows the fair value recognition provisions of ASC No. 718, Stock Compensation (“ASC 718”).  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the service period.

The following table presents stock-based compensation expenses included in the Company’s consolidated condensed statements of operations:

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

For the Three Months Ended March 31,	2015	2014

Research and development	$23,300	$12,771
Sales and marketing	4,574	3,995
General and administrative	15,642	30,251

Total Stock-Based Compensation Expense	$43,516	$47,017

For the Six Months Ended March 31,	2015	2014

Research and development	$34,287	$39,695
Sales and marketing	10,225	4,979
General and administrative	43,116	32,794

Total Stock-Based Compensation Expense	$87,628	$77,468

At March 31, 2015, there is approximately $405,000 of unamortized stock-based compensation costs. That cost is expected to be recognized as expense over a weighted-average period of 2.4 years.

ASC 718 requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. The Company has fully reserved for any deferred tax benefits due to the uncertainty of future operating results and its ability to utilize the future tax benefit. As such, there is no effect on the Company’s Consolidated Statements of Cash Flows.

The fair value of each stock option was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three and Six Months Ended March 31,	2015	2014

Expected volatility	75.0%	79.0%
Expected dividend yield	0.0%	0.0%
Expected risk-free interest rate	1.31% - 1.77%	0.81% - 1.39%
Expected term of options	4.47 years	4.47 years
Maximum contractual term	10 years	10 years
Estimated forfeitures	16.0%	20.0%

The weighted average grant date fair value of options granted during the six months ended March 31, 2015 and 2014 was $0.09 per share and $0.17 per share, respectively.

The weighted average grant date fair value of options granted during the three months ended March 31, 2015 and 2014 was $0.10 per share and $0.18 per share, respectively.

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

Stock Price

Options issued during the three and six months ended March 31, 2015 were valued based on an independent valuation of the Company’s stock price.

Expected Volatility

Due to having minimal publicly traded experience of its stock, the Company utilized an expected volatility based on publicly available information as to the volatility of comparable traded companies in similar industries, development and size.

Expected Dividend Yield

The Company does not intend to pay dividends on its common stock for the foreseeable future and, accordingly, uses a dividend yield of zero in the Black-Scholes pricing model.

Expected Risk-Free Interest Rate

The risk-free interest rates for stock options are based on the US Treasury yield curve in effect at the time of grant for maturities, similar to the expected holding period of the stock options.

Expected Term

The expected term of stock options granted is generally based on historical data and represents the period of time that the stock options granted are expected to be outstanding. The Company has had very limited stock option exercise experience to date, making the Company’s determination of the “expected term” judgmental. Accordingly, the Company has based the expected term on publicly available information for companies in similar industries development and size.

Estimated Forfeitures

The Company has estimated employee stock option forfeitures as required under ASC 718 for two groups of stock options: (a) immediately vested options and (b) all others and is based on the Company’s limited experience.  Estimated forfeitures are adjusted to actual forfeiture experience.

3.   Stock Option Activity

In June 2013, the Company’s shareholders approved the 2013 Stock Incentive Plan, which allows for the granting of incentive stock options (ISOs) and non-qualified stock options, stock appreciation rights, performance shares and restricted stock to employees, officers, Directors, advisors and consultants of the Company.  The number of shares of the Company’s common stock that may be issued under the plan is 7,000,000 shares, and as of March 31, 2015, 1,420,000 shares remain available for future grant.  To date, the Company has issued ISOs and non-qualified stock options under the 2013 Stock Incentive Plan, and has not issued any stock appreciation rights, performance shares or restricted stock.

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

In July 2009, the Board of Directors approved a provision in all existing and future stock option grants issued to employees and to future grants issued to Non-Executive Directors which provides that in the event of a future change in control of Protonex, the vesting of all outstanding stock options would be accelerated such that 50% of all unvested options would become vested upon the change of control.  The acceleration of vesting would not shorten the overall vesting term of the options, but rather would provide that 50% of the options that would otherwise vest periodically over the entire vesting term would vest immediately upon the change in control.

A summary of the status of all of the Company’s stock options for the six month period ended March 31, 2015 is presented below:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)
Outstanding — September 30, 2014	8,749,591	$0.21	6.16
Granted	4,672,000	0.15
Exercised	(17,000)	0.08
Forfeited/cancelled	(27,497)	0.28
Outstanding — March 31, 2015	13,377,094	$0.19	7.07

Exercisable — March 31, 2015	8,893,938	$0.20	5.77

4.   Long-Term Debt

Growth Loan & Credit Facilities

In March 2013, the Company secured a $2.0 million growth loan with an investment firm that provided for an initial term loan of $1.5 million with an additional $0.5 million available for subsequent use.  In September 2014, the Company received the remaining $0.5 million growth loan.  The outstanding borrowings of $2.0 million at March 31, 2015 are secured by the Company’s accounts receivable, inventory and intellectual property.  The agreement provided for an adjustable interest rate of prime plus 3.25% payable in cash, plus 3.25% interest that is capitalized, compounded and added to the unpaid principal of the term loan.  Total capitalized interest of $261,646 was added to the unpaid principal balance as of March 31, 2015.  The outstanding principal and capitalized interest is due and payable in March 2016. The Company is required to maintain certain financial covenants under the growth loan.  On March 30, 2015, the Company signed an amendment to the loan that adjusted loan covenants.  As of March 31, 2015, the Company is in compliance with such covenants.

The Company issued 560,000 warrants to purchase common stock to the lender in connection with the growth loan.  The warrants have an exercise price of $0.01 per share and expire on March 8, 2020.  The fair value of the warrants was determined to be $173,349 and was recorded as a debt discount and is being amortized as additional interest expense over the term of the loan.  Total amortization of the discount during the three and six months ended March 31, 2015 was $14,137 and $28,243, respectively.  Total amortization of the discount during the three and six months ended March 31, 2014 was $16,103 and $32,040, respectively.

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

5.   Commitments and Contingencies

Leases

The Company conducts its operations in leased facilities under operating lease agreements and has lease commitments for certain equipment.  Total rent and related expenses under these agreements was $75,853 and $75,853 for the three months ended March 31, 2015 and 2014, respectively, and was $152,914 and $151,705 for the six months ended March 31, 2015 and 2014, respectively.

There were no material changes to the Company’s commitments and contingencies from the September 30, 2014 financial statements, except for an amendment to the Company’s current facility lease which extends our lease period for another five years and has payments of $256,611 for 2016 and 2017, and $265,999 for 2018 through 2020.

Litigation

From time to time, the Company is a party to various legal proceedings incidental to its business.  The Company believes that none of the legal proceedings, that are presently pending, if adversely decided against the Company, will have a material adverse effect upon its financial position, results of operations, or liquidity.

6.   Employee Retirement Plan

The Company adopted a 401(k) plan effective January 1, 2005.  The plan is an employee deferral based pre-tax retirement plan.  The Company can elect to make discretionary matching contributions into the plan.  To date, the Company has not made a discretionary matching contribution.

7.   Related Parties

The Company has a relationship with CBC America Corporation (“CBC”), a shareholder in the Company.  CBC also facilitates purchases by the Company of components for fuel cell development from international suppliers.  Effective as of July 2008, the Company entered into an agreement with CBC and another party to jointly develop certain products.  During the three and six months ended March 31, 2015, the Company had purchases from CBC of $27,795 and $27,795, respectively.  During the three and six months ended March 31, 2014, the Company had purchases from CBC of $18,530 and $65,150, respectively.

8.   Fair Value Measurements

The Company follows the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) for fair value measurements of financial assets and financial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.  ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

Protonex Technology Corporation

Notes to Condensed Consolidated Financial Statements

(unaudited)

(Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The Level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

As of March 31, 2015 and September 30, 2014, the Company’s money market funds of $95,204 and $95,195, respectively, were valued using quoted prices generated by market transactions involving identical assets, or Level 1 assets as defined under ASC 820.

9.   Subsequent Events

In May 2015, the Company secured a $2.0 million working capital line of credit with a bank.  Outstanding borrowings were secured by the Company’s accounts receivable and inventory.  The bank has a senior blanket lien on all Company assets, including Intellectual Property.  The agreement provided for an adjustable interest rate of prime plus 2.5% or 1.5%, depending on balance sheet liquidity ratios.

On June 29, 2015, the Company entered into a definitive agreement with Ballard Power Systems, Inc. (Ballard).   Pursuant to a merger agreement in which the Company will merge with Ballard, Ballard will acquire all of the securities of the Company, including all outstanding shares of common stock and all outstanding and vested options and warrants to purchase shares of Company common stock.  The purchase price (enterprise value) of US $30 million will be paid in shares of Ballard common stock and cash.

The Company evaluated all events or transactions that occurred after March 31, 2015 through June 29, 2015, the date these financial statements were available to be issued.  All material subsequent events have been disclosed in the financial statements.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Overview

On June 29, 2015, Ballard Power Systems Inc., a Canadian corporation (“Ballard Power”), BPC SubCo Inc., a Delaware corporation and wholly-owned subsidiary of Ballard Power (“Merger Sub”), Protonex Technology Corporation, a Delaware corporation (“Protonex”) and Edward J. Stewart, as Protonex stockholder representative, entered into an Agreement and Plan of Merger (the “merger agreement”), pursuant to which Protonex will merge with and into Merger Sub (the “merger”), with Protonex as the surviving corporation. Following the merger, Protonex will be a wholly-owned subsidiary of Ballard Power. The transactions contemplated by the merger agreement have not yet been consummated.

The following unaudited pro forma condensed combined financial statements, referred to as the pro forma financial statements, present the combination of the historical consolidated financial statements of Ballard Power, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and Protonex, prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), adjusted to give effect to the combination. The pro forma financial statements have been prepared in accordance with applicable securities legislation.

The unaudited pro forma condensed combined statement of financial position, referred to as the pro forma statement of financial position, combines the unaudited historical condensed consolidated statement of financial position of Ballard Power as of March 31, 2015 and the unaudited historical condensed consolidated balance sheet of Protonex as of March 31, 2015, giving effect to the combination as if it had been consummated on March 31, 2015.

The unaudited pro forma condensed combined statement of income (loss) and other comprehensive income (loss) for the fiscal year ended December 31, 2014 assumes that the combination took place on January 1, 2014, the beginning of Ballard Power’s most recently completed fiscal year. Ballard Power’s audited consolidated statement of loss and other comprehensive loss for the fiscal year ended December 31, 2014 has been combined with Protonex’s audited consolidated statement of operations for the fiscal year ended September 30, 2014. The unaudited pro forma condensed combined statement of income (loss) and other comprehensive income (loss) for the three months ended March 31, 2015 assumes that the combination took place on January 1, 2014, the beginning of Ballard Power’s most recently completed fiscal year. Ballard Power’s unaudited consolidated statement of profit or loss and other comprehensive income (loss) for the three months ended March 31, 2015 has been combined with Protonex’s unaudited consolidated statement of operations for the three months ended March 31, 2015. The unaudited pro forma condensed combined statement of income (loss) and other comprehensive income (loss) for the fiscal year ended December 31, 2014 and the unaudited pro forma condensed combined statement of income (loss) and other comprehensive income (loss) for the three months ended March 31, 2015 are collectively referred to as the pro forma statements of income (loss).

The historical consolidated financial information of Ballard Power and Protonex has been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the combination, (2) factually supportable, and (3) with respect to the pro forma statements of income (loss), expected to have a continuing impact on the combined results. The pro forma financial statements should be read in conjunction with the accompanying notes to the pro forma financial statements. In addition, the pro forma financial statements were based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Ballard Power and Protonex for the applicable periods:

•                  Separate historical audited financial statements of Ballard Power as of and for the year ended December 31, 2014 and the related notes included in Ballard Power’s Annual Report on Form 40-F for the year ended December 31, 2014;

•                  Separate historical audited financial statements of Protonex as of and for the year ended September 30, 2014 and the related notes included in Protonex’s consolidated financial statements for the year ended September 30, 2014;

•                  Separate historical unaudited financial statements of Ballard Power as of and for the three months ended March 31, 2015 and the related notes included in Ballard Power’s Current Report on Form 6-K for the period ended March 31, 2015; and

•                  Separate historical unaudited financial statements of Protonex as of and for the three and six months ended March 31, 2015 and the related notes included in Protonex’s consolidated financial statements for the period ended March 31, 2015.

The pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the combination been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The pro forma financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3 Business Combinations, with Ballard Power considered as the accounting acquirer and Protonex as the accounting acquiree. Accordingly, consideration to be given by Ballard Power to complete the merger with Protonex will be allocated to assets and liabilities of Protonex based on their estimated fair values as of the completion date of the merger. As of the date of this report, Ballard Power has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the Protonex assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all of the adjustments necessary to conform Protonex’s accounting policies to Ballard Power’s accounting policies.

A final determination of the fair value of the Protonex assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Protonex that exist as of the date of completion of the merger and, therefore, cannot be made prior to the completion of the transaction. Additionally, the value of the share consideration to be given by Ballard Power to complete the merger will be determined based on the trading price of Ballard Power’s common shares at the time of the completion of the merger. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to material adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of providing the pro forma financial statements presented below. Ballard Power estimated the fair value of Protonex’s assets and liabilities based on discussions with Protonex management and preliminary due diligence. Upon completion of the merger, final valuations will be performed. Increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the pro forma statement of financial position and the pro forma statements of income (loss) as presented. There can be no assurance that such finalization will not result in material changes. Ballard Power intends to complete the valuations and other studies upon completion of the merger and will finalize the purchase price allocation as soon as practicable within the measurement period in accordance with IFRS 3, but in no event later than one year following the closing date of the merger.

Upon completion of the merger, Ballard Power will perform a detailed review of Protonex’s accounting policies. As a result of that review, Ballard Power may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the pro forma financial statements. At this time, Ballard Power is not aware of any material accounting policy differences.

The pro forma financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, or the costs to combine the operations of Ballard Power and Protonex, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

In addition, the pro forma financial statements (excluding the balance sheet) do not include an estimate of the one-time expenses directly attributable to the merger including brokerage, professional and other fees expected to be incurred by Ballard Power and Protonex pursuant to the closing of the merger agreement. Transaction-related expenses are not considered part of the purchase price allocation and are instead expensed as incurred.

BALLARD POWER SYSTEMS INC.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As at March 31, 2015 (Expressed in thousands of U.S. dollars)

	Ballard Power Systems Inc. In IFRS	Protonex Technology Corporation In US GAAP	Pro Forma Adjustments	Footnotes	Pro Forma Combined In IFRS
			(note 4)	(note 4)
Assets
Current assets:
Cash and cash equivalents	$47,634	$746	$(4,430)	(a)	$43,950
Trade and other receivables	9,316	955			10,271
Inventories	15,639	1,445			17,084
Prepaid expenses and other current assets	1,568	154			1,722
Assets held for sale	3,820	—			3,820
Total current assets	77,977	3,300	(4,430)		76,847

Non-current assets:
Property, plant and equipment	16,276	320	1,680	(b)	18,276
Intangible assets	4,713	—	5,000	(c)	9,713
Goodwill	36,291	7,817	13,218	(d)	57,326
Other long-term assets	158	65			223
Total assets	$135,415	$11,502	$15,468		$162,385

Liabilities and Equity
Current liabilities:
Bank operating line	$—	$2,216	$(2,216)	(e)	$—
Trade and other payables	13,397	1,114	1,300	(f)	15,811
Deferred revenue and other recoveries	3,788	198			3,986
Provisions	7,102	56			7,158
Finance lease liability	936	9			945
Total current liabilities	25,223	3,593	(916)		27,900

Non-current liabilities:
Finance lease liability	8,212	23			8,235
Deferred gain on finance lease	4,164	—			4,164
Provisions	4,015	—			4,015
Deferred tax liability	—	1,630	(1,630)	(g)	—
Debt to Dantherm Power A/S non-controlling interest	474	—			474
Employee future benefits	5,952	—			5,952
Total liabilities	48,040	5,246	(2,546)		50,740

Equity:
Share capital	915,827	321	25,249	(h)	941,397
Contributed surplus	288,355	69,089	(69,089)	(i)	288,355
Accumulated deficit	(1,114,654)	(63,154)	61,854	(j)	(1,115,954)
Foreign currency reserve	582	—			582
Total equity attributable to equity holders	90,110	6,256	18,014		114,380
Dantherm Power A/S non-controlling interest	(2,735)	—			(2,735)
Total equity	87,375	6,256	18,014		111,645
Total liabilities and equity	$135,415	$11,502	$15,468		$162,385

See accompanying notes to the unaudited pro forma condensed combined financial statements.

BALLARD POWER SYSTEMS INC.

Unaudited Pro Forma Condensed Combined Statement of Income (Loss) and Other Comprehensive Income (Loss)

For the three months ended March 31, 2015

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Ballard Power Systems Inc. In IFRS	Protonex Technology Corporation In US GAAP	Pro Forma Adjustments	Footnotes	Pro Forma Combined In IFRS
			(note 5)	(note 5)
Revenues:
Product and service revenues	$9,263	$2,740	$—		$12,003
Cost of product and service revenues	8,246	1,458	84	(a)	9,788
Gross margin	1,017	1,282	(84)		2,215

Operating expenses:
Research and product development	4,852	1,087	250	(c)	6,189
General and administrative	2,646	339	—		2,985
Sales and marketing	1,757	258	—		2,015
Other expense (income)	(1,019)	—	—		(1,019)
Total operating expenses	8,236	1,684	250		10,170

Results from operating activities	(7,219)	(402)	(334)		(7,955)

Finance income (loss) and other	(86)	—	—		(86)
Finance expense	(198)	(128)	128	(d)	(198)
Net finance expense	(284)	(128)	128		(284)
Gain on sale of property, plant and equipment	1	—	—		1
Gain on sale of intellectual property	14,195	—	—		14,195
Profit (loss) before income taxes	6,693	(530)	(206)		5,957
Income tax expense	(3)	(51)	51	(e)	(3)
Net profit (loss) for period	6,690	(581)	(155)		5,954

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	588	—	—		588
Other comprehensive income (loss), net of tax for period	588	—	—		588
Total comprehensive income (loss) for period	$7,278	$(581)	$(155)		$6,542

Net profit (loss) attributable to:
Ballard Power Systems Inc. from continuing operations	$7,017	$(581)	$(155)		$6,281
Dantherm Power A/S non-controlling interest	(327)	—	—		(327)
Net profit (loss) for period	$6,690	$(581)	$(155)		$5,954

Total comprehensive income (loss) attributable to:
Ballard Power Systems Inc.	$7,319	$(581)	$(155)		$6,583
Dantherm Power A/S non-controlling interest	(41)	—	—		(41)
Total comprehensive income (loss) for period	$7,278	$(581)	$(155)		$6,542

Basic earnings (loss) per share	$0.05				$0.04
Diluted earnings (loss) per share	$0.05				$0.04
Weighted average number of common shares outstanding
Basic weighted average number of common shares outstanding	132,275,994				143,490,906
Impact of dilutive instruments	2,004,459				2,004,459
Diluted weighted average number of common shares outstanding	134,280,453				145,495,365

See accompanying notes to the unaudited pro forma condensed combined financial statements.

BALLARD POWER SYSTEMS INC.

Unaudited Pro Forma Condensed Combined Statement of Income (Loss) and Other Comprehensive Income (Loss)

For the year ended December 31, 2014

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Ballard Power Systems Inc. In IFRS	Protonex Technology Corporation In US GAAP	Pro Forma Adjustments	Footnotes	Pro Forma Combined In IFRS
			(note 5)	(note 5)
Revenues:
Product and service revenues	$68,721	$13,809	—		$82,530
Cost of product and service revenues	58,475	8,288	336	(a)	67,099
Gross margin	10,246	5,521	(336)		15,431

Operating expenses:
Research and product development	14,294	3,630	1,000	(b)	18,924
General and administrative	10,126	1,334	—		11,460
Sales and marketing	7,589	1,183	—		8,772
Other expense	6,291	—	—		6,291
Total operating expenses	38,300	6,147	1,000		45,447

Results from operating activities	(28,054)	(626)	(1,336)		(30,016)

Finance income (loss) and other	(113)	38	—		(75)
Finance expense	(942)	(330)	330	(c)	(942)
Net finance expense	(1,055)	(292)	330		(1,017)
Loss on sale of property, plant and equipment	(73)	—	—		(73)
Impairment loss on investment	(149)	—	—		(149)
Loss before income taxes	(29,331)	(918)	(1,006)		(31,255)
Income tax expense	(417)	(203)	203	(d)	(417)
Net loss from continuing operations	(29,748)	(1,121)	(803)		(31,672)
Net earnings from discontinued operations	320	—	—		320
Net loss	(29,428)	(1,121)	(803)		(31,352)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	(2,863)	—	—		(2,863)
	(2,863)	—	—		(2,863)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	529	—	—		529
	529	—	—		529

Other comprehensive income (loss), net of tax	(2,334)	—	—		(2,334)
Total comprehensive loss	$(31,762)	$(1,121)	$(803)		$(33,686)

Net income (loss) attributable to:
Ballard Power Systems Inc. from continuing operations	$(28,188)	$(1,121)	$(803)		$(30,112)
Ballard Power Systems Inc. from discontinued operations	320	—	—		320
Dantherm Power A/S non-controlling interest	(1,560)	—	—		(1,560)
Net loss	$(29,428)	$(1,121)	$(803)		$(31,352)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.	$(30,460)	$(1,121)	$(803)		$(32,384)
Dantherm Power A/S non-controlling interest	(1,302)	—	—		(1,302)
Total comprehensive loss	$(31,762)	$(1,121)	$(803)		$(33,686)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations	$(0.22)				$(0.22)
Discontinued operations	0.00				$0.00
Net Loss	$(0.22)				$(0.22)

Weighted average number of common shares outstanding	127,385,814				138,600,726

See accompanying notes to the unaudited pro forma consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

(Expressed in thousands of U.S. dollars, except share and per-share amounts)

1.              Basis of presentation:

On June 29, 2015, Ballard Power and Protonex announced that they had entered into an Agreement and Plan of Merger pursuant to which Ballard Power will issue shares of its common stock in exchange for all of Protonex’s outstanding common stock. The number of shares to be ultimately issued by Ballard Power is subject to adjustment on closing based on Protonex’s actual bank indebtedness and Protonex’s actually incurred transaction and change of control costs as of the date of closing, as these items are to be repaid by Ballard Power on the closing date. Based on Protonex’s estimated bank indebtedness on closing of $2,675, and Protonex’s estimated transaction and change of control costs on closing of $1,755, Ballard Power would issue approximately 11,214,912 common shares to complete the merger.

The accompanying unaudited pro forma financial statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Ballard Power and Protonex, after giving effect to the merger, the termination and repayment of certain of Protonex’s bank indebtedness on closing, payment of certain of Protonex’s transaction costs and change of control costs in connection with the merger on closing, and other adjustments described in these notes, and are intended to reflect the impact of the combination on Ballard Power’s consolidated financial statements. The unaudited pro forma financial statements have been prepared in accordance with IFRS.

•                  The pro forma statement of financial position combines the unaudited historical consolidated statement of financial position of Ballard Power and the unaudited historical consolidated balance sheet of Protonex as of March 31, 2015, giving effect to the combination as if it had been consummated on March 31, 2015.

•                  The pro forma statement of income (loss) and other comprehensive income (loss) for the year ended December 31, 2014 combines the audited historical consolidated statement of loss and other comprehensive loss of Ballard Power for the year ended December 31, 2014 and the audited historical consolidated statement of operations of Protonex for the year ended September 30, 2014, giving effect to the combination as if it had been consummated on January 1, 2014, the beginning of Ballard Power’s most recently completed fiscal year.

•                  The pro forma statement of income (loss) and other comprehensive income (loss) for the three months ended March 31, 2015 combines the unaudited historical consolidated statement of profit or loss and other comprehensive income (loss) of Ballard Power for the three months ended March 31, 2015 and the unaudited historical consolidated statements of operations of Protonex for the three months ended March 31, 2015, giving effect to the combination as if it had been consummated on January 1, 2014, the beginning of Ballard Power’s most recently completed fiscal year.

The combination will be accounted for using the acquisition method of accounting in accordance with IFRS 3, “Business Combinations”. As the accounting acquirer, Ballard Power will account for the transaction by using Ballard Power historical information and accounting policies and adding the assets and liabilities of Protonex as of the completion date of the combination at their respective fair values. The determination of the fair value of the net assets acquired is preliminary, pending finalization of various estimates and analyses. Since these pro forma financial statements have been prepared based on preliminary estimates of purchase consideration and fair values of assets and liabilities attributable to the combination,

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

(Expressed in thousands of U.S. dollars, except share and per-share amounts)

the actual amounts eventually recorded for the combination may differ materially from the information presented. The pro forma financial statements do not reflect the impact of possible revenue or earnings enhancements or cost savings from operating efficiencies or synergies. Also, the pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the combination that are not expected to have a continuing impact on the business of the combined company. Furthermore, the pro forma financial statements (excluding the balance sheet) do not include an estimate of the one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, the closing of the combination.

2.              Preliminary Merger Consideration:

The preliminary purchase price in these pro forma financial statements is based on an agreed upon Protonex enterprise value of $30 million. Concurrent with closing, Ballard Power will repay certain of Protonex’s debt obligations and certain of Protonex’s transaction and change of control costs. The final amount of these debt obligations and transaction costs, which will not be known until closing, will be paid in cash by Ballard Power on closing and will be deducted from the $30 million enterprise value to arrive at the preliminary value of Ballard Power common shares to be issued to Protonex’s shareholders. The number of Ballard Power common shares to be issued to Protonex’s shareholders will then be calculated based upon a fixed price of $2.28 per Ballard Power common share being the weighted average closing price of Ballard Power common shares for the 10-days ending June 26, 2015.

The preliminary total purchase price of the proposed transaction of $30 million allocated between Ballard Power common share consideration and Ballard Power cash commitments to be paid on closing is estimated as follows (in thousands of U.S. dollars except for number of shares):

Agreed upon Enterprise value of Protonex	$30,000
Less: estimated cash settlement by Ballard Power of Protonex bank indebtedness on closing	(2,675)
Less: estimated cash settlement by Ballard Power of Protonex transaction and change of control costs on closing	(1,755)
Total estimated Preliminary Merger Consideration (preliminary estimated fair value of Ballard Power common share consideration to Protonex stock holders)	$25,570
Estimated number of Ballard Power common shares to be issued to Protonex stock holders (at a fixed price of $2.28 per share)	11,214,912

The share price of Ballard Power’s common shares used to estimate the preliminary purchase price is fixed at $2.28 per share, the weighted average closing price of Ballard Power common shares for the 10-days ending June 26, 2015. The ultimate value of the share consideration given by Ballard Power to complete the merger will instead be determined based on the

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

(Expressed in thousands of U.S. dollars, except share and per-share amounts)

trading price of Ballard Power’s common shares at the time of the completion of the merger. Accordingly, the total amount of merger consideration and the preliminary purchase price are preliminary and are subject to material adjustments. An increase or decrease in the market price of Ballard Power’s common stock of 20% would increase or decrease the value of the Ballard Power common stock to be received by Protonex stockholders upon completion of the transactions as set forth below, with a corresponding increase or decrease in the fair value of goodwill or intangible assets that will be recorded in connection with the transaction (in thousands, except per-share amounts):

	Percentage change in stock price
	-20%	20%
Market price of a Ballard Power common share	$1.82	$2.74
Fair value of Ballard Power common shares to be issued	$20,456	$30,684

Completion of the merger is subject to approval by a majority of the stockholders of Protonex. As of the date of this report, the combination is expected to be completed during the third calendar quarter of 2015.

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

(Expressed in thousands of U.S. dollars, except share and per-share amounts)

3.              Estimate of Assets to be Acquired and Liabilities to be Assumed:

The table below represents a preliminary estimate of Protonex’s tangible and intangible assets acquired and liabilities assumed based on Ballard Power’s preliminary estimate of their respective fair values as of March 31, 2015 (in thousands of U.S. dollars):

Cash and cash equivalents	$746
Other current assets excluding cash and cash equivalents	2,554
Property, plant and equipment and other long-term assets	2,065
Goodwill	21,035
Intangible assets	5,000
Bank operating line (to be repaid on closing)	(2,675)
Other current liabilities excluding bank operating line (including $1,755 of Protonex transaction and change of control costs to be repaid on closing)	(3,132)
Non-current liabilities	(23)
Deferred tax liability	—
Total Preliminary Merger Consideration	$25,570

Upon completion of the fair value assessment after the merger, it is anticipated that the final determination of fair value of net assets acquired will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill and / or intangible assets.

4.              Pro Forma Adjustments to the Statement of Financial Position:

Certain reclassifications and financial statement account descriptions have been made to conform Protonex’s historical reported balances to Ballard Power’s financial statement basis of presentation.

The following represents an explanation of the various adjustments to the pro forma statement of financial position:

(a)         Cash. Adjustment to cash of ($4,430) reflects the estimated repayment of certain of Protonex’s liabilities due upon closing consisting of estimated repayment of the bank indebtedness of ($2,675) and certain of Protonex’s transaction and estimated change of control costs related to the merger of ($1,755).

(b)         Property, plant and equipment. Adjustment to property, plant and equipment of $1,680 reflects the preliminary estimated excess of the fair value of certain property, plant and equipment over its historic cost net of amortization, and

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

(Expressed in thousands of U.S. dollars, except share and per-share amounts)

consists primarily of certain manufacturing equipment. The property, plant and equipment assets are expected to be amortized on a straight-line basis over their estimated useful life of 5-years. The property, plant and equipment asset fair values and estimated useful lives are subject to material revision as the purchase price allocation is completed.

(c)          Intangible assets. Adjustment to intangible assets of $5,000 reflects the preliminary estimated excess of the fair value of identified intangible assets over its historic cost net of amortization, and consists primarily of patents and patent applications. Protonex has historically expensed as incurred all costs related to research and development activities. The intangible assets are expected to be amortized on a straight-line basis over their estimated useful life of 5-years. The intangible asset fair values and estimated useful lives are subject to material revision as the purchase price allocation is completed.

(d)         Goodwill. Adjustment to goodwill of $13,218 reflects the excess of the estimated purchase price over the estimated underlying fair value of net tangible and identifiable intangible assets identified in the preliminary purchase price allocation. The goodwill fair value is subject to material revision as the purchase price allocation is completed.

(e)          Bank operating line. Adjustment to bank indebtedness of ($2,216) reflects the estimated net repayment of Protonex’s bank obligations at the time of closing of ($2,675) including an estimate of accrued interest and net additional draws of ($459) to be incurred by Protonex from March 31, 2015 to the estimated date of closing (pro forma adjustment 4(a)).

(f)           Accounts payable and accrued liabilities. Adjustment to accounts payable and accrued liabilities of $1,300 reflects the estimated brokerage, professional and other direct expenses to be incurred by Ballard Power related to the merger. Additional estimated expenses of $1,755 related to brokerage, professional and other change of control expenses to be incurred by Protonex related to the merger are to be repaid on closing (pro forma adjustment (4a)).

(g)          Deferred tax liability. Adjustment to deferred tax liability of ($1,630) reflects the estimated elimination of a historic Protonex deferred tax liability that arose as a result of a historic Protonex acquisition. On the completion of the merger, the estimated combined Ballard Power and Protonex U.S. deferred tax assets are expected to exceed the historic Protonex deferred tax liability. The deferred tax liability fair value is subject to material revision as the purchase price allocation is completed and the availability of historic tax losses on a combined basis is assessed.

(h)         Share capital. Adjustment to share capital of $25,249 reflects the preliminary estimated fair value of Ballard Power common shares to be issued of $25,570 (11,214,912 shares at a deemed price of $2.28 per share) to acquire 100% of Protonex’s common and preferred stock including the conversion or elimination of all of Protonex’s outstanding option and warrant awards prior to closing, less the elimination of Protonex’s historical preferred and common stock balances of ($321) on acquisition. The final fair value of the Ballard Power common share

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

(Expressed in thousands of U.S. dollars, except share and per-share amounts)

consideration to be exchanged in the merger agreement is subject to material revision as the final fair value of the Ballard Power share consideration to complete the merger will be determined primarily based on the trading price of Ballard Power’s common shares at the time of the completion of the merger, as compared to the trading price as of June 26, 2015. Any change to the initial estimate of the fair value of Ballard Power common share consideration will be recorded as a purchase price adjustment primarily impacting goodwill and / or intangible assets.

(i)             Contributed surplus. Adjustment to contributed surplus of ($69,089) reflects the elimination of Protonex’s historical contributed surplus balance on acquisition.

(j)            Accumulated deficit. Adjustment to accumulated deficit of ($61,854) reflects the elimination of Protonex’s historical accumulated deficit balance of ($63,154) on acquisition, less Ballard Power’s estimated transactional costs to complete the merger of $1,300 (pro forma adjustment 4(f)).

5.              Pro Forma Adjustments to the Statement of Income (Loss) and Other Comprehensive Income (Loss):

Certain reclassifications have been made to conform Protonex’s historical reported balances and financial statement account descriptions to Ballard Power’s financial statement basis of presentation.

The following represents an explanation of the various adjustments to the pro forma statement of income (loss) and other comprehensive income (loss):

(a)         Cost of product and service revenues (“COGS”). Adjustment to COGS of $336 for the year ended December 31, 2014 and $84 for the three months ended March 31, 2015 reflects the estimated increase in amortization expense to amortize the excess of the fair value of property, plant and equipment over the historical balance of capitalized manufacturing equipment, based on an estimated useful life of 5 years (pro forma adjustment 4(b)).

(b)         Research and product development expenses (“R&PD”). Adjustment to R&PD of $1,000 for the year ended December 31, 2014 and $250 for the three months ended March 31, 2015 reflects the estimated increase in amortization expense to amortize the excess of the fair value of identifiable intangible assets over the historical balance of capitalized intangible assets, based on an estimated useful life of 5 years (pro forma adjustment 4(c)).

(c)          Finance expense. Adjustment to finance expense of $330 for the year ended December 31, 2014 and $128 for the three months ended March 31, 2015 reflects the elimination of historical interest expense incurred on Protonex’s bank indebtedness which is expected to be repaid by Ballard Power as a condition of closing (pro forma adjustments 4(a), 4(e)).

(d)         Income tax expense. Adjustment to income tax expense of $203 for the year ended December 31, 2014 and $51 for the three months ended March 31, 2015 represents the elimination of historical income tax expense incurred by Protonex as

BALLARD POWER SYSTEMS INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

(Expressed in thousands of U.S. dollars, except share and per-share amounts)

a result of the amortization of a historic deferred tax liability that will not form part of the purchase price allocation on closing (pro forma adjustment 4(g)).

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada except Quebec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information.  The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 21, 2014

BALLARD POWER SYSTEMS INC.

US$100,000,000

Common Shares

Preferred Shares

Warrants

Units

Ballard Power Systems Inc. (“Ballard”, the “Company”, “we” or “us”) may offer and issue from time to time common shares of the Company (“Common Shares”), preferred shares of the Company (“Preferred Shares”, together with Common Shares, the “Shares”), warrants to purchase Common Shares (“Warrants”), any combination of Common Shares and Warrants (“Units”) or any combination thereof (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of US$100,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective.  Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”).

All information required to be included in a short form prospectus but permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus.  Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “BLD” and on the Nasdaq Stock Market (“NASDAQ”) under the symbol “BLDP”.  Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange.  There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement.  This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section in this Prospectus beginning on page 4, in the documents incorporated by reference herein, and in the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2013 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus or any Prospectus Supplement may by residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered, (iii) in the case of Warrants, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, the offering price, the currency, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered, and (iv) in the case of Units, the designation, number of Common Shares and Warrants comprising the Units, the offering price, the currency and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus.  Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada.  Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein.  You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities.  The Company may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws.  A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to

ii

the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market.  Such transactions, if commenced, may be interrupted or discontinued at any time.  See “Plan of Distribution”.

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars.  References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The Company’s registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 and the Company’s principal executive and head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by telephone at 604.454.0900, and are also available electronically at www.sedar.com.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, and in accordance therewith files reports and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Company files with or furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. The Company’s filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”).  All statements, other than statements of historical fact, are forward-looking statements.  When used in this Prospectus, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. In particular, this Prospectus contains forward-looking statements pertaining to, among other things:

•                              our ability to develop commercially viable fuel cell products;

•                              our ability to achieve, sustain and increase profitability;

•                              demand and market acceptance for our products;

•                              our ability to successfully execute our business plan;

•                              our dependence on a single customer in certain of our markets;

•                              our ability to develop efficient, low-cost, high-volume automated processes and to achieve planned increases in production capacity;

•                              the impact of global economic conditions on our business and our key suppliers and customers;

•                              our ability to predict future revenues or results of operations;

•                              the expansion of our business through acquisitions;

•                              our ability to secure and retain international customers;

•                              the impact of exchange rate fluctuations on our financial results;

•                              commodity prices, and in particular, the price of platinum;

•                              our dependence on system integrators and original equipment manufacturers (“OEMs”);

•                              ongoing relationships between us and third party suppliers;

•                              our ability to compete with our competitors and their technologies;

•                              our ability to attract and retain qualified personnel;

•                              the effect of public policy and regulatory changes on the market for our products;

•                              our ability to protect, expand and exploit our intellectual property;

•                              our compliance with increasingly stringent environmental laws and regulations; and

•                              the potential exposure of our products to product liability claims.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

•                              our ability to generate new sales;

•                              our ability to produce, deliver and sell the expected product volumes at the expected prices;

•                              our ability to control costs;

•                              market demand for our products;

•                              the successful execution of our business plan;

•                              achievement of current timetables for product development programs and sales;

•                              the availability and cost of raw materials, labour and supplies;

•                              the availability of additional capital; and

•                              general economic and financial market conditions.

Although we believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect our current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Prospectus and the documents incorporated by reference, including, but not limited to:

•                              the condition of the global economy;

•                              the rate of mass adoption of our products;

•                              changes in product pricing;

•                              changes in our customers’ requirements, the competitive environment and related market conditions;

•                              product development delays;

•                              changes in the availability or price of raw materials, labour and supplies;

•                              our ability to attract and retain business partners, suppliers, employees and customers;

•                              changing environmental regulations;

•                              our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements;

•                              our ability to protect our intellectual property;

•                              the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and

•                              those risks discussed in this Prospectus under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although Ballard has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus are reported in United States dollars.  The Company transitioned to IFRS effective January 1, 2010 and the Company’s consolidated financial statements for the years ended December 31, 2012 and 2013, as incorporated by reference in this Prospectus, have been prepared in accordance with IFRS.

References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

		Fiscal Year Ended December 31
	January 1 to April 30, 2014	2013	2012
Rate at the end of period	0.9127	0.9402	1.0051
Average rate during period	0.9073	0.9710	1.0004
Highest rate during period	0.9422	1.0164	1.0299
Lowest rate during period	0.8888	0.9348	0.9599

On May 20, 2014, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was CDN$1.00 = US$0.9175.

THE COMPANY

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale, service and license of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with Ballard’s proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is a three-pronged approach to build shareholder value through product sales, engineering services, and licensing. In product sales, our focus is to leverage our product leadership and early mover positioning in the Telecom Backup Power and Material Handling markets. Through engineering services, our strategy is to leverage our technical capabilities and intellectual property, working with lead customers in profitable contract programs which could result in additional product sales opportunities. Our approach to licensing is to monetize our extensive intellectual property portfolio and fundamental knowledge in ways that establish new customer relationships as well as opportunities in new markets. To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on bolstering our cash reserves in addition to continued efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue bearing engineering service projects.

RECENT DEVELOPMENTS

We acquired the transportation- and stationary-related fuel cell intellectual property (“IP”) assets of United Technologies Corporation (“UTC”) on April 24, 2014 (the “UTC Acquisition”). These assets consist of approximately 800 patents and patent applications as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology.

As consideration for the patents and patent applications as well as patent licenses, invention disclosures and know-how, UTC received 5,121,507 Common Shares, US$2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses and a royalty on Ballard’s future IP licensing income generated from the combined IP portfolio.

In connection with the UTC Acquisition, Ballard and UTC formed a strategic alliance led by a joint advisory council (the “Advisory Council”). The Advisory Council will focus on licensing and other commercial market opportunities arising from the combination of the acquired UTC portfolio with Ballard’s extensive intellectual property.

RISK FACTORS

Investing in the Securities involves a high degree of risk.  Prospective investors in a particular offering of Securities should carefully consider the following risks, as well as the other information contained in this Prospectus, any applicable Prospectus Supplement, and the documents incorporated by reference herein before investing in the Securities.  If any of the following risks actually occurs, our business could be materially harmed.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties, including those of which we are currently unaware or that we deem immaterial, may also adversely affect our business.

Risks Related to our Business

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. The commercialization of our fuel cell products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to significantly reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as internal combustion engines (ICE) and batteries.  We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products.  We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our fuel cell products or that we will be able to acquire or license the required technology from third parties.

In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control.  If these field tests reveal technical defects or reveal that our products do not meet performance goals, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs.  We may never become profitable.  Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.  For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability.  We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes.  In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk.  The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability.  In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We may not be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions.  We may not be able to successfully execute our business plan.  If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan.  We cannot predict with certainty our future revenues or results from our operations.  If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well.  In addition, we may consider expanding our business beyond what is currently contemplated in our business plan.  Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt.  If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

In our engineering services market, we depend on a single customer for the majority of our revenues.

We provide most of our services in the engineering services market to a single customer, Volkswagen AG, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Our future success in this market is dependent upon the continued demand by this customer and expansion of our customer base. Any decline in or loss of demand from this customer or other customers for any reason may have a negative impact on our revenues, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations or file for bankruptcy.

In our material handling market, we depend on a single customer for the majority of our revenues.

We sell most of our products in the material handling market to a single customer, Plug Power, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Any decline in business with this customer could have an adverse impact on our business, financial condition and results of operations. Our future success is dependent upon the continued purchases of our products by this customer. Any fluctuations in demand from this customer or other customers may negatively impact our business, financial condition and results of operations. If we are unable to broaden our customer base and expand relationships with other potential customers, our business in this market will continue to be impacted by unanticipated demand fluctuations due to our dependence on a single customer. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customer’s deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in a single customer’s forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations, or file for bankruptcy; and (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if our major customer declared bankruptcy or delayed payment of their receivables.

We have limited experience manufacturing fuel cell products on a commercial basis.

To date, we have limited experience manufacturing fuel cell products on a commercial basis.  We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections.  While we currently have sufficient production capacity to fulfill customer orders in the near-term, we expect that we will increase our production capacity based on market demand.  We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur.  Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand.  If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected.  Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Global economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers.

Current global economic conditions may adversely affect the development of sales of our products, and thereby delay the commercialization of our products.  Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect our revenues and operating results to vary significantly from quarter to quarter.  As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful.  Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately.  We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices.  As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts.  Not meeting investor and security analyst expectations may materially and adversely impact the trading price of the Common Shares and the price of other Securities, and restrict our ability to secure required funding to pursue our commercialization plans.

We could be adversely affected by risks associated with acquisitions.

We may in the future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We are subject to risks inherent in international operations.

Our success depends in part on our ability to secure international customers.  We have limited experience developing and manufacturing products that meet foreign regulatory and commercial requirements in our target markets.  We face numerous challenges in our international business activities, including war, insurrection, civil unrest, strikes and other political risks, negotiation of contracts with government entities, unexpected changes in regulatory and other legal requirements, fluctuations in currency restrictions and exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws.  Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

We report our financial results in United States dollars. Our operating expenditures are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar.  We generate the majority of our revenues in United States dollars while the majority of our operating expenditures are incurred in Canadian dollars.  As a result, any increase in the value of the Canadian dollar, relative to the United States dollar increases the amount of reported operating expenditures without a corresponding increase in expenses.  Exchange rate fluctuations are beyond our control, and the Canadian dollar may appreciate against the United States dollar in the future, which would result in higher operating expenditures and lower net income.  In order to reduce the potential negative effect of a strengthening Canadian dollar, we occasionally enter into various hedging programs.  However, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Commodity prices, in particular the price of platinum and palladium, affect our costs.  Platinum and palladium are key components of our fuel cell products.  Platinum and palladium are scarce natural resources and we are dependent upon a sufficient supply of these commodities.  While we do not anticipate significant near or long-term shortages in the supply of platinum or palladium, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products.  In order to reduce the impact of platinum price fluctuations, we occasionally enter into various hedging programs.

We are dependent upon OEMs and Systems Integrators to purchase certain of our products.

To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs.  We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate, durable or safe products or, if they do manufacture such products, that they will choose to use our fuel cell products.  Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products and services.

We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products.  A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products.  In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans.  To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

We currently face and will continue to face significant competition.

As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells.  Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets.  Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

Within the PEM fuel cell market, we also have a large number of competitors.  Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components.  Each of these competitors has the potential to capture market share in each of our target markets.

Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel.  As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel.  Recruiting personnel for the fuel cell industry is highly competitive.  We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.  Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Public policy and regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products.  Environmental laws and regulations in the United States and other countries have driven interest in fuel cells.  We cannot guarantee that these laws and policies will not change.  Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies.  In addition, as fuel cell products are introduced into our target markets, the United States government and other governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies.  If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property.  We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property.  However, some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2014 and 2027. Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past.  Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, there is no assurance that: (a) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (b) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors.  If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others.  However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us.  The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use flammable fuel and some generate high voltages, which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in electrical products and in products that use hydrogen or hydrogen-rich reformate fuels. High-voltage electricity poses potential shock hazards, and hydrogen is a flammable gas and therefore a potentially dangerous fuel.  Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products.  Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour.  In addition, we may be held responsible for damages beyond the scope of our insurance coverage.  We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

Risks Related to our Securities

We do not currently intend to pay cash dividends.

We have never declared or paid cash dividends on our Common Shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Ballard’s board of directors and will depend on Ballard’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of our Securities appreciates.

The market for Common Shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of the Common Shares has ranged from a high of CDN$7.63 and a low of CDN$0.96 and a high of US$6.88 and a low of US$0.92 during the twelve month period ended April 30, 2014, as quoted on the TSX and NASDAQ, respectively.  We cannot assure you that the market price of our Common Shares will not significantly fluctuate from its current level. In addition to general economic, political and market conditions, the price and trading volume of the Common Shares could fluctuate widely in response to many factors, including:

•                  governmental approvals, delays in expected governmental approvals or withdrawals of any prior governmental approvals or public or regulatory agency concerns regarding the safety or effectiveness of our products;

•                  changes in Canadian or the United States or other foreign regulatory policy during the period of product development;

•                  changes in Canadian, the United States or foreign political environment and the passage of laws, including tax, environmental or other laws, affecting the product development business;

•                  developments in patent or other proprietary rights, including any third party challenges of our intellectual property rights;

•                  announcements of technological innovations by the Company or its competitors;

•                  actual or anticipated variations in our operating results due to the level of development expenses and other factors;

•                  changes in financial estimates by securities analysts and whether our earnings meet or exceed the estimates;

•                  conditions and trends in energy and other industries; and

•                  new accounting standards.

In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of the Common Shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

There is no market through which the Preferred Shares, Warrants or Units may be sold.

There is no market through which the Preferred Shares, Warrants or Units may be sold. There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•                              changes in the overall market for those securities;

•                              changes in Ballard’s financial performance or prospects;

•                              changes or perceived changes in Ballard’s creditworthiness;

•                              the prospects for companies in the industry generally;

•                              the number of holders of those securities;

•                              the interest of securities dealers in making a market for those securities; and

•                              prevailing interest rates.

There can be no assurance that fluctuations in the trading price will not materially adversely impact on our ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Future sales or issuances of Securities could decrease the value of existing securities, dilute investors’ voting power and reduce Ballard’s earnings per share.

We may sell additional securities in subsequent offerings and may issue additional securities to finance operations, acquisitions or other projects. Ballard has a large number of authorized but unissued Common Shares. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the Securities. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices for Securities. With any additional sale or issuance of Common Shares (including securities convertible into Common Shares), investors will suffer dilution of their voting power and may experience dilution in Ballard’s earnings per share.

The board of directors may issue, without shareholder approval, Preferred Shares that have rights and preferences potentially superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.

While there are no Preferred Shares currently outstanding, Ballard’s articles allow the issuance of Preferred Shares in one or more series. Subject to the TSX, NASDAQ and any applicable regulatory approvals, the board of directors may set the rights and preferences of any series of Preferred Shares in its sole discretion without shareholder approval. The rights and preferences of those Preferred Shares may be superior to those of the Common Shares. Accordingly, the issuance of Preferred Shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive Ballard’s shareholders of a control premium that might otherwise have been realized in connection with an acquisition of Ballard.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Canada Business Corporations Act, that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act, as amended, and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for working capital requirements or for other general corporate purposes, including, but not limited to, investments in product development and market development activities necessary to commercialize our products.  More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. We may, from time to time, issue Common Shares or other securities otherwise than through the offering of Securities pursuant to this Prospectus.

We incurred operating losses and negative operating cash flow for the year ended December 31, 2013. We expect to use the net proceeds from the sale of Securities in pursuit of our ongoing general business objectives. To that end, a substantial portion of the net proceeds from the sale of Securities are expected to be allocated to working capital requirements and to the continuing development and marketing of our proprietary technologies and core products. To the extent that we have negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of Securities and/or its existing working capital to fund such negative cash flow. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since December 31, 2013.

As a result of the issuance of Securities which may be distributed under this Prospectus, the share capital of the Company may increase by up to a maximum of US$100,000,000.

DESCRIPTION OF SHARE CAPITAL

Common Shares

We are authorized to issue an unlimited number of Common Shares, without par value, of which 131,725,410 are issued and outstanding as at the date of this Prospectus. There are options outstanding to purchase up to 4,429,660 Common Shares at prices ranging from CDN$0.81 to CDN$7.57. There are up to 1,977,850 Common Shares issuable on the redemption of outstanding restricted share units and up to 833,095 Common Shares issuable on the redemption of outstanding deferred share units. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of Preferred Shares, are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

Dividend Policy

We have not paid any dividends to date on the Common Shares.  We intend to retain its earnings, if any, to finance the growth and development of our business.  Accordingly, we do not currently expect to pay any dividends on our Common Shares in the near future.

Preferred Shares

We are authorized to issue an unlimited number of Preferred Shares.  As at the date of this Prospectus there are no Preferred Shares issued and outstanding. The Preferred Shares are issuable in series and the board of directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Warrants that we may offer under this Prospectus, which will consist of Warrants to purchase Common Shares and may be issued in one or more series.  Warrants may be offered independently or together with other Securities, and may be attached to or separate from those Securities.  While the terms we have summarized below will apply generally to any Warrants that we may offer under this Prospectus, we will describe the particular terms of any series of Warrants that we may offer in more detail in the applicable Prospectus Supplement.  The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants may be issued under and governed by the terms of one or more warrant indentures (a “Warrant Indenture”) between us and a warrant trustee (the “Warrant Trustee”) that we will name in the relevant Prospectus Supplement, if applicable.  Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

This summary of some of the provisions of the Warrants is not complete.  The statements made in this Prospectus relating to any Warrant Indenture, if any, and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Warrant Indenture, if any, and the Warrant certificate.  Prospective investors should refer to the Warrant Indenture, if any, and the Warrant certificate relating to the specific Warrants being offered for the complete terms of the Warrants. If applicable, we will file a Warrant Indenture describing the terms and conditions of Warrants we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Warrants are offered.

The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering.  This description will include, where applicable:

•                              the designation and aggregate number of Warrants;

•                             the price at which the Warrants will be offered;

•                              the currency or currencies in which the Warrants will be offered;

•                              the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•                              the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•                              the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•                              the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•                              whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•                              whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•                              whether the Warrants will be listed on any exchange;

•                              material United States and Canadian federal income tax consequences of owning the Warrants; and

•                              any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase Common Shares, as specified in the applicable Prospectus Supplement at the exercise price that we describe therein.  Unless we otherwise specify in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date that we set forth in the applicable Prospectus Supplement.  After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Trustee, if any, or to us, as applicable, in immediately available funds, as provided in the applicable Prospectus Supplement.  We will set forth on the Warrant certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Trustee, if any, or to us, as applicable.

Upon receipt of the required payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Trustee, if any, to us at our principal offices, as applicable, or any other office indicated in the applicable Prospectus Supplement, we will issue and deliver the securities purchasable upon such exercise.  If fewer than all of the Warrants represented by the Warrant certificate are exercised, then we will issue a new Warrant certificate for the remaining amount of Warrants.  If we so indicate in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture, if any, and the Warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, merger or sale of all or substantially all of our assets, the Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event.  Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants.

Global Securities

We may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement.  The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture, if any, and the Warrant certificate will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders.  The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture, if any, and the Warrant certificate.

We may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

DESCRIPTION OF UNITS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that we may offer under this Prospectus.  While the terms we have summarized below will apply generally to any Units that we may offer under this Prospectus, we will describe the particular terms of any series of Units in more detail in the applicable Prospectus Supplement.  The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

We will file the form of unit agreement (“Unit Agreement”), if any, between us and a unit agent (“Unit Agent”) that describes the terms and conditions of the series of Units we are offering, and any supplemental agreements, concurrently with the filing of the applicable Prospectus Supplement under which such series of Units are offered.  The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of the Unit Agreement, if any, and any supplemental agreements applicable to a particular series of Units.  We urge you to read the applicable Prospectus Supplements related to the particular series of Units that we sell under this Prospectus, as well as the complete Unit Agreement, if any, and any supplemental agreements that contain the terms of the Units.

General

We may issue Units comprising one or more of Common Shares and Warrants in any combination.  Each Unit will be issued so that the holder of the Unit is also the holder of each security included in the Unit.  Thus, the holder of a Unit will have the rights and obligations of a holder of each included security.  The Unit Agreement under which a Unit may be issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable Prospectus Supplement the terms of the series of Units, including:

•                              the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•                              provisions of the governing Unit Agreement, if any; and

•                              any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units.

The provisions described in this section, as well as those described under “Description of Share Capital” and “Description of Warrants” will apply to each Unit and to any Common Share or Warrant included in each Unit, respectively.

Issuance in Series

We may issue Units in such amounts and in numerous distinct series as we determine.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “BLD” and on the NASDAQ under the symbol “BLDP”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus.

	TSX (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)
	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
May 2014 (as of close May 20, 2014)	$3.17 - 4.09	637,903	$2.89 - 3.74	3,922,057
April 2014	$3.99 - 5.36	1,061,921	$3.65 - 4.87	6,670,054
March 2014	$4.57 - 7.63	3,258,610	$4.09 - 6.88	22,355,480
February 2014	$2.22 - 4.09	592,890	$2.02 - 3.70	3,838,049
January 2014	$1.86 - 2.70	829,719	$1.75 - 2.47	4,816,493
December 2013	$1.37 - 1.81	328,499	$1.28 - 1.70	2,194,711
November 2013	$1.33 - 1.43	90,986	$1.27 - 1.38	573,625
October 2013	$1.38 - 1.78	152,019	$1.33 - 1.73	1,224,192
September 2013	$1.54 - 1.85	137,412	$1.48 - 1.81	984,284
August 2013	$1.54 - 2.08	165,360	$1.46 - 2.00	719,664
July 2013	$1.85 - 2.29	186,380	$1.76 - 2.21	886,647
June 2013	$1.60 - 2.03	271,300	$1.55 - 1.99	1,253,341
May 2013	$0.96 - 2.08	485,909	$0.92 - 2.02	2,018,815

The closing price of the Common Shares on the TSX and NASDAQ on May 20, 2014 was CDN$3.62 and US$3.32, respectively.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Company has issued the following securities:

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
Common Shares:
May 31, 2013(1)	US$1.71	5,443
May 31, 2013(2)	US$1.01	76,500
June 3, 2013(2)	C$1.34	4,167
June 10, 2013(3)	US$1.97	26,652
June 13, 2013(1)	C$1.85	14,202
June 13, 2013(2)	C$1.34	6,234
June 17, 2013(2)	US$1.68	1,000
July 3, 2013(2)	C$1.34	4,167
July 3, 2013(2)	C$1.25	1,666
August 8, 2013(2)	C$1.34	5,000
September 20, 2013(4)	C$1.58	299,814
September 20, 2013(4)	US$1.51	37,375
September 26, 2013(4)	C$1.80	59,892
September 26, 2013(4)	US$1.77	45,002
September 26, 2013(2)	US$0.83	3,333
October 2, 2013(2)	US$0.83	3,333
October 9, 2013(5)	US$1.40	10,350,000
December 12, 2013(2)	C$1.25	3,333
December 18, 2013(2)	C$1.34	6,800
January 13, 2014(2)	C$1.95	2,500
February 26, 2014(6)	US$1.50	300,000
February 27, 2014(4)	C$3.73	179,944

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
February 27, 2014(4)	US$3.35	27,329
February 27, 2014(2)	C$1.34	2,500
February 27, 2014(2)	C$1.95	2,500
February 27, 2014(6)	US$1.50	2,885,000
March 3, 2014(2)	C$1.34	2,500
March 3, 2014(2)	C$1.69	2,666
March 3, 2014(2)	C$1.95	20,000
March 3, 2014(2)	C$2.10	1,999
March 3, 2014(2)	C$2.40	19,000
March 3, 2014(6)	US$2.00	287,500
March 4, 2014(2)	C$0.81	3,333
March 4, 2014(2)	C$1.25	14,999
March 4, 2014(2)	C$1.34	363,198
March 4, 2014(2)	C$1.41	5,000
March 4, 2014(2)	C$1.69	66,115
March 4, 2014(2)	C$1.95	53,500
March 4, 2014(2)	C$2.10	76,666
March 4, 2014(2)	C$2.40	70,000
March 4, 2014(6)	US$1.50	1,240,000
March 4, 2014(6)	US$2.00	223,100
March 5, 2014(7)	US$0.84	4,761,905
March 5, 2014(2)	C$1.25	3,333
March 5, 2014(2)	US$1.68	6,666
March 5, 2014(2)	C$1.69	2,000
March 5, 2014(2)	US$1.94	25,000
March 5, 2014(2)	C$1.95	8,000
March 5, 2014(2)	C$2.10	25,000
March 5, 2014(2)	US$2.18	33,333
March 5, 2014(2)	C$2.40	17,500
March 5, 2014(6)	US$1.50	450,000
March 6, 2014(2)	C$1.25	16,665
March 6, 2014(2)	C$1.34	62,335
March 6, 2014(2)	C$1.69	175,538
March 6, 2014(2)	C$1.95	41,500
March 6, 2014(2)	C$2.10	41,666
March 6, 2014(2)	C$2.40	122,000
March 6, 2014(2)	C$3.10	15,000
March 7, 2014(2)	C$1.25	9,999
March 7, 2014(2)	C$1.34	4,500
March 7, 2014(2)	C$1.69	14,332
March 7, 2014(2)	C$1.80	51,200
March 7, 2014(2)	C$1.95	24,000
March 7, 2014(2)	C$2.10	214,332
March 7, 2014(2)	C$2.40	128,388
March 7, 2014(2)	C$5.08	23,500
March 7, 2014(4)	C$5.85	314,886
March 7, 2014(4)	US$5.28	23,550
March 10, 2014(2)	C$1.34	2,500
March 10, 2014(2)	C$1.69	500
March 10, 2014(2)	C$1.80	50,000
March 10, 2014(2)	C$1.95	19,000
March 10, 2014(2)	C$2.10	5,000

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
March 10, 2014(2)	C$2.40	62,750
March 10, 2014(2)	C$5.08	8,500
March 10, 2014(6)	US$2.00	50,000
March 11, 2014(2)	C$1.25	3,333
March 11, 2014(2)	C$1.34	2,500
March 11, 2014(2)	C$1.69	3,499
March 11, 2014(2)	C$1.80	23,800
March 11, 2014(2)	C$1.95	7,000
March 11, 2014(2)	C$2.10	5,000
March 11, 2014(2)	C$2.40	3,000
March 11, 2014(6)	US$1.50	2,152,437
March 11, 2014(6)	US$2.00	27,500
March 12, 2014(2)	C$1.25	3,333
March 12, 2014(2)	C$1.34	6,000
March 12, 2014(2)	C$1.69	333
March 12, 2014(2)	C$1.95	22,000
March 12, 2014(2)	C$2.10	64,884
March 12, 2014(2)	C$2.40	5,000
March 12, 2014(2)	C$5.08	11,000
March 13, 2014(2)	US$1.19	14,166
March 13, 2014(2)	C$1.22	122,662
March 13, 2014(2)	C$1.25	3,333
March 13, 2014(2)	C$1.34	22,500
March 13, 2014(2)	US$1.68	5,000
March 13, 2014(2)	C$1.69	7,332
March 13, 2014(2)	C$1.80	50,000
March 13, 2014(2)	C$1.95	16,500
March 13, 2014(2)	C$2.10	286,059
March 13, 2014(2)	US$2.18	23,333
March 13, 2014(2)	US$2.38	25,000
March 13, 2014(2)	C$2.40	105,000
March 13, 2014(2)	US$4.02	3,000
March 13, 2014(2)	US$5.00	8,500
March 13, 2014(2)	C$5.08	62,500
March 13, 2014(2)	US$6.10	500
March 13, 2014(2)	C$7.10	1,500
March 14, 2014(2)	C$1.22	20,999
March 14, 2014(2)	C$1.34	43,500
March 14, 2014(2)	C$1.69	3,333
March 14, 2014(2)	C$1.95	26,500
March 14, 2014(2)	C$2.10	86,500
March 14, 2014(2)	C$2.40	33,000
March 14, 2014(2)	C$5.08	20,250
March 14, 2014(2)	C$7.10	36,000
March 14, 2014(2)	C$7.57	8,950
March 17, 2014(2)	C$1.25	3,333
March 17, 2014(2)	C$1.69	1,333
March 17, 2014(2)	US$1.80	4,000
March 17, 2014(2)	C$1.95	3,000
March 17, 2014(2)	C$2.10	15,334
March 17, 2014(2)	US$3.63	3,000
March 17, 2014(2)	C$5.08	3,000

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
March 18, 2014(2)	C$1.22	5,000
March 18, 2014(2)	C$1.25	3,333
March 18, 2014(2)	C$1.69	3,333
March 18, 2014(2)	C$1.95	4,000
March 18, 2014(2)	C$2.10	667
March 18, 2014(2)	C$2.40	200
March 19, 2014(2)	C$1.95	2,500
March 20, 2014(2)	C$1.69	3,333
March 20, 2014(2)	C$1.95	2,000
March 21, 2014(2)	C$1.22	666
March 21, 2014(2)	C$1.95	1,500
March 24, 2014(2)	C$1.69	650
March 24, 2014(2)	C$2.10	1,000
March 25, 2014(2)	C$1.95	2,000
March 26, 2014(2)	C$1.22	1,000
March 26, 2014(2)	US$1.68	2,000
March 26, 2014(2)	C$2.10	15,000
March 26, 2014(2)	C$2.40	15,000
March 28, 2014(2)	C$1.95	750
March 31, 2014(2)	C$1.22	500
April 1, 2014(2)	C$1.95	4,000
April 2, 2014(2)	C$2.40	30,000
April 3, 2014(2)	C$1.22	25,000
April 3, 2014(2)	C$1.34	50,000
April 3, 2014(2)	C$2.10	8,334
April 3, 2014(2)	C$2.40	174,073
April 7, 2014(2)	C$1.95	500
April 14, 2014(2)	US$2.38	1,000
April 15, 2014(2)	C$1.22	2,500
April 24, 2014(8)	US$3.91	5,121,507
May 20, 2014(6)	US$2.00	36,900
Warrants to purchase Common Shares:
October 9, 2013(5)	US$2.00	2,587,500
Options to purchase Common Shares:
February 27, 2014	C$3.73	1,081,007
February 27, 2014	US$3.35	286,500
Restricted Share Units:
February 26, 2014	C$3.73	479,222
February 26, 2014	US$3.35	65,672
Deferred Share Units:
June 30, 2013	C$1.90	36,404
September 30, 2013	C$1.81	46,961
December 31, 2013	C$1.61	52,792
February 26, 2014	C$3.73	199,310
March 31, 2014	C$4.85	17,522

Notes:

(1)             Issued on the exercise of previously granted restricted stock units from the Market Purchase RSU plan.

(2)             Issued on the exercise of previously granted options.

(3)             Issued on the exercise of previously granted deferred stock units.

(4)             Issued on the exercise of previously granted restricted stock units from the Consolidated Share Distribution Plan.

(5)             Issued in connection with October 9, 2013 public offering.

(6)             Issued on the exercise of previously granted warrants.

(7)             Issued on the exercise of previously granted convertible promissory note.

(8)             Issued in connection with the UTC Acquisition.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities.  We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective.  The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the purchase price of such Securities, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters’ compensation. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased.  We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate.  The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities.  Any such fee or commission will be paid out of our general corporate funds.  We may use underwriters with whom we have a material relationship.  We will describe in the Prospectus Supplement, naming the underwriter, the nature of any such relationship.

In compliance with the guidelines of the Financial Regulatory Authority (FINRA), the maximum aggregate value of all compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds from the sale of Securities pursuant to this Prospectus and any applicable Prospectus Supplement. If 5% or more of the net proceeds of any offering of Securities made under this Prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with FINRA Rule 5121 (or any successor rule).

By Agents

The Securities may also be sold through agents designated by us.  Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement.  Any such fees or commissions will be paid out of our general corporate funds.  Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser.  In this case, no underwriters or agents would be involved in the offering.

General Information

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof.  Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use Securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement.

One or more firms, referred to as “remarketing firms,” may also offer or sell the Securities, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the Securities in accordance with the terms of the Securities. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket.

In connection with any offering of Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market.  Such transactions may be commenced, interrupted or discontinued at any time.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, the following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires Common Shares, Preferred Shares, or Warrants as beneficial owner pursuant to the Prospectus and who, at all relevant times, for the purposes of the Tax Act, holds such Securities as capital property, deals at arm’s length with the Company, and is not affiliated with the Company (a “Holder”).

The Common Shares, Preferred Shares, and Warrants will generally be considered capital property to a Holder unless either (i) the Holder holds the Common Shares, Preferred Shares, and/or Warrants in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder (as defined below) has acquired the Common Shares, Preferred Shares, and/or Warrants in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof, and all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences to any particular Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in the Securities should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Securities, including interest, dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the relevant exchange rate (as determined in accordance with the Tax Act) applicable on the date the particular amount arose.

Preferred Shares

The tax consequences of acquiring, holding and disposing of Preferred Shares will generally depend on the particular terms of the Preferred Shares.  Accordingly, such consequences are only partially described in this summary but will be described in more detail in the applicable Prospectus Supplement.

Allocation of Cost

A Holder who acquires Units will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Common Share and the Warrant comprising each Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a “Resident Holder”). This section of the summary is not applicable to a Resident Holder: (i) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in subsection 248(1) of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of section 261 of the Tax Act in a currency other than Canadian currency, (iv) an interest in which is a “tax shelter investment” for the purposes of the Tax Act, or (v) that enters into a derivative forward agreement with respect to its Common Shares, Preferred Shares or Warrants, within the meaning of the Tax Act. Such Resident Holders should consult their own tax advisors.

A Resident Holder whose Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.  Such election is not available in respect of Warrants.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Resident Holder of a Warrant upon the exercise of such Warrant.  When a Warrant is exercised, the Resident Holder’s cost of the Common Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Resident Holder, plus the amount paid on the exercise of the Warrant.  For the purpose of computing the adjusted cost base to a Resident Holder of each Common Share acquired on the exercise of a Warrant, the cost of such Common Share must be averaged with the adjusted cost base to such Resident Holder of all other Common Shares (if any) held by the Resident Holder as capital property immediately prior to the exercise of such Warrant.

Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Shares.  In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.  Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on the Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

If the Preferred Shares are “taxable preferred shares” as defined in the Tax Act, the terms of such Preferred Shares may require the Company to make the election under Part VI.1 of the Tax Act so that corporate Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Preferred Shares.

Capital Gains and Losses

A Resident Holder who disposes of or is deemed to have disposed of a Share or Warrant (other than a disposition arising on the exercise of a Warrant) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Share or Warrant, as applicable, immediately before the disposition or deemed disposition.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year.  Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss realized in a particular taxation year (an “allowable capital loss”) against taxable capital gains realized in the taxation year.  Allowable capital losses in excess of taxable capital gains for a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Share to the extent and under the circumstances specified in the Tax Act.  Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

Alternative Minimum Tax

In general terms, a Resident Holder who is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Shares or realizes a capital gain on the disposition or deemed disposition of Shares or Warrants may be liable for alternative minimum tax under the Tax Act.  Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold the Shares or Warrants in connection with carrying on a business in Canada (“Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Holders should consult their own tax advisors.

Exercise or Expiry of Warrants

The tax consequences of the exercise and expiry of a Warrant held by a Non-Resident Holder are the same as those described above under “Holders Resident in Canada — Exercise or Expiry of Warrants”.

Disposition of Common Shares, Preferred Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Shares or Warrants, unless the Shares or Warrants constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

As long as the Common Shares are then listed on a designated stock exchange (which currently includes the TSX and the NASDAQ), the Common Shares and the Warrants generally will not constitute taxable Canadian property of a Non-Resident

Holder, unless (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of the Common Share or Warrant (as applicable): (i) 25% or more of the issued shares of any class of the capital stock of the Company were owned by, or belonged to, one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act); and (ii) more than 50% of the fair market value of a Common Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Common Shares or Warrants (as applicable) are otherwise deemed under the Tax Act to be taxable Canadian property.

If the Preferred Shares are not listed on a designated stock exchange, the Preferred Shares will nonetheless generally not constitute taxable Canadian property unless: (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of the Preferred Share, more than 50% of the fair market value of a Preferred Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Preferred Shares are otherwise deemed under the Tax Act to be taxable Canadian property.

If the Shares or Warrants are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Shares or Warrants may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder.

Non-Resident Holders whose Shares or Warrants are taxable Canadian property should consult their own advisors.

Dividends

Under the Tax Act, dividends on Shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.  For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this Prospectus that is for U.S. federal income tax purposes:

•                              an individual who is a citizen or resident of the U.S.;

•                              a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•                              an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                              a trust that (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has the authority to make all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such partnership generally will depend on the activities of the partnership and the status of such partners.  This summary does not address the tax consequences to any such owner.  Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada - U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was not a PFIC during the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and does not expect to be a PFIC for the foreseeable future.

However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been, is not and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Common Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.  U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, (currently at the rate of 28%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

This discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”).  Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8 and are also available electronically at www.sedar.com.

The following documents, which were filed by the Company with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)                                 the annual information form of the Company dated February 26, 2014 for the year ended December 31, 2013;

(b)                                 the audited consolidated statement of financial position of the Company as at December 31, 2013 and December 31, 2012 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, together with the notes thereto, and the auditors’ report thereon;

(c)                                  the management’s discussion and analysis of financial conditions and results of operations of the Company dated February 25, 2014 for the year ended December 31, 2013;

(d)                                 the unaudited interim consolidated financial statements of the Company as at and for the three months ended March 31, 2014 and 2013 and the related consolidated statements of comprehensive loss, changes in equity and cash flows as at and for the three months ended March 31, 2014 and 2013, together with the notes thereto;

(e)                                  the interim management’s discussion and analysis of financial condition and results of operations of the Company dated April 28, 2014 for the three months ended March 31, 2014;

(f)                                   the material change report of the Company dated May 2, 2014 with respect to the UTC Acquisition; and

(g)                                 the management proxy circular of the Company dated April 11, 2014 in connection with the annual meeting of shareholders to be held on June 3, 2014.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus and until all of the Securities are sold shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on SEDAR at www.sedar.com.  To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC by the Company on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, we may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

•                              the documents listed under “Documents Incorporated By Reference” in this Prospectus;

•                              the consent of KPMG LLP, the Company’s independent auditors;

•                              the consent of Stikeman Elliott LLP, the Company’s Canadian counsel; and

•                              powers of attorney of the Company’s directors and certain officers.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our securities. None of the aforementioned persons have received or will receive a direct or indirect interest in any other property of the Company or any associate or affiliate of the Company.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

LEGAL MATTERS

Certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by Stikeman Elliott LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, Seattle, Washington, with respect to U.S. legal matters. Counsel named in the applicable Prospectus Supplement will pass upon legal matters for any underwriters or agents.

AUDITORS

Our financial statements as at December 31, 2013 and 2012 incorporated by reference into this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 25, 2014, which is also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.  The Company’s auditors, KPMG LLP, have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations proscribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards .

                              Common Shares

PROSPECTUS SUPPLEMENT

June •, 2015